SECURITIES AND EXCHANGE COMMISSION

                                           WASHINGTON, DC 20549



                                             Amendment No. 4

                                               FORM N-8B-2




                             REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                                  WHICH ARE CURRENTLY ISSUING SECURITIES



                                Pursuant to Section 8(b) of the Investment
                                           Company Act of 1940





                                      IDS Life of New York Account 8




                               Issuer of Periodic Payment Plan Certificates

                                C/O IDS Life Insurance Company of New York 20 Madison Avenue Ext.
                                             Albany, NY 12203


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                                                    I.

                                   ORGANIZATION AND GENERAL INFORMATION


1.       (a)      Furnish name of the trust and Internal Revenue Service
                  Employer Identification Number.

                  IDS Life of New York Account 8 (Hereinafter called "the Variable Account")

                  The Variable Account does not have an IRS Employer Identification Number.

         (b) Furnish title of each class or series of securities issued by the trust.

                  Flexible Premium Variable Life Insurance Policy. ("Policy 1")

                  Flexible Premium Variable Survivorship Life Insurance Policy ("Policy 2")

2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

         IDS Life Insurance Company of New York ("IDS Life of New York") 20 Madison Avenue Extension, Albany, NY 12203 IRS Employer #41-0987741

3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

         Not applicable.

4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

         American Express Financial Advisors, Inc., IDS Tower 10, Minneapolis, MN 55440, IRS Employer #41-0973005.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

         New York

6.       (a)      Furnish the dates of execution and termination of any
                  indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                  The Variable Account was established as a separate account of IDS Life of New York pursuant to a resolution of the Board of Directors of IDS Life of New York adopted on September 12, 1985.
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                  The Variable Account will continue in existence until its
                  complete liquidation and the distribution of its assets to the persons entitled to receive them.

         (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                  There is no separate Custodian Agreement. The assets of the Variable Account will be held by IDS Life of New York as a separate account for the exclusive benefit of Owners having an interest therein.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

         The name of the Variable Account has never been changed.

8.       State the date on which the fiscal year of the trust ends.

         The fiscal year of the Variable Account ends December 31.

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceedings and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

         There are no material legal proceedings to which the Variable Account is subject. IDS Life of New York is engaged in various kinds of routine litigation that, in IDS Life of New York's judgment, are not of material importance in relation to its assets. None of such litigation relates to the Variable Account.

                                       II.

          GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the
Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust

         (a)      Whether the securities are of the registered or bearer type.



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                  The Policies are of the registered type insofar as each Policy is personal to the Owner, the records concerning the Owner are maintained by IDS Life of New York, and ownership cannot be transferred except upon notice to IDS Life of New York.

         (b) Whether the securities are of the cumulative or distributive type.

                  The Policies are of the cumulative type, providing for no distribution of income, dividends or capital gain, except in connection with surrender or payment of proceeds upon the death of the Insured. The Policy is non-participating.

         (c) The rights of security holders with respect to withdrawal or redemption.

                  Policy 1

                  The Policy may be returned for a full refund of the premiums paid, for any reason, if it is returned by the Owner to IDS Life of New York or its representative, with a written request for cancellation, by the latest of: (a) the 10th day after it is received by the Owner; or by the 10th day after IDS Life of New York mails or personally delivers a written notice of withdrawal right; or c) the 45th day after the application is signed. Immediately on such mailing or delivery, the Policy will be considered void from the start.

                  The Policy may be totally surrendered for its cash surrender value. This is the Policy Value less indebtedness and less any applicable surrender charges.

                  The Owner may surrender the policy in whole or in part subject to the following rules. A request for surrender may be made in writing by the owner to IDS Life of New York at its home office. The Owner also may request a partial surrender by calling IDS Life of New York. IDS Life of New York has the authority to honor any telephone surrender request believed to be authentic. IDS Life of New York is not responsible for determining the authenticity of such calls. A surrender request received before 4 p.m. Eastern time will be processed the same day. If the call or written request is received after 4 p.m., the request will be processed the following business day. IDS Life of New York may require that the Policy be returned to it. IDS Life of New York will compute the cash surrender value of the Variable Account as of the end of the valuation period during which the surrender request is received at its home office.

               The cash surrender value will be paid within seven days after the Owner's written request is received by IDS Life of New York at its home office, however IDS Life of New York reserves the right to defer any payment of cash surrender value (1) which derives from a premium payment made by a check which has not cleared the banking system (good payment has not been collected), or (2) if
               (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) trading on the Exchange is
               restricted;   (c)  an  emergency  exists  such  that  it  is  not
               reasonably practical to dispose of securities held in the Variable Account or to determine the value of the Variable Account's net assets; or (d) the SEC by order so permits for the protection of security holders. Conditions
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                  described in (b) and (c) will be decided by or in accordance with rules of the SEC. Any excess of the cash surrender value plus policy loans over the premiums paid, would, upon surrender, generally be taxable to the Owner. Any surrenders of the policy value from the Fixed Account may be postponed for up to 6 months. If IDS Life of New York postpones payment more than 30 days, interest at an annual rate of 4 percent will be paid on the amount surrendered for the period of postponement.

                  During the first 10 policy years and during the first 10 years following any requested increase in Specified Amount, IDS Life of New York will make a Surrender Charge if the Owner surrenders the Policy or the Policy lapses. The Surrender Charge has two parts - the Contingent Deferred Issue and Administrative Expense Charge and The Contingent Deferred Sales Charge.

                  The maximum Contingent Deferred Sales Charge and the maximum Contingent Deferred Issue and Administrative Expense Charge for the Initial Specified Amount or any requested increase in Specified Amount will be determined on the Policy Date or on the effective date of any such requested increase, as the case may be. In general, these maximum charges remain level for the first five years in the relevant 10-year period, and then reduce in equal monthly increments until they become zero at the end of 10 years.

                  Policy 2

                  The Policy may be returned for any reason, and the owner will receive a full refund of all premiums paid. To do so, the owner must mail or deliver the policy to IDS Life of New York or their financial advisor, with a written request for cancellation, by the latest of:

                   o   the 10th day after they have received it;
                   o the 10th day after IDS Life of New York mails or personally delivers a written notice; or
                   o   the 45th day after they sign the application.

                  On the date the request is postmarked or received, the policy will immediately be considered void from the start.

                  If the owner surrenders the policy or the policy lapses during the first 15 policy years, a surrender charge will be assessed. The surrender charge is a contingent deferred issue and administration expense charge. It reimburses IDS Life of New York for costs of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. This charge is $4 per thousand dollars of initial specified amount. It remains level during the first five policy years and then decreases monthly until it is zero at the end of 15 policy years.

                  If the owner surrenders part of the value of their policy, they will be charged $25 (or 2% of the amount surrendered, if less). This fee is guaranteed not to increase for the duration of the policy.
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                  The owner may surrender the policy in full or in part by
                  written or telephone request. A surrender request received before close of business will be processed the same day. A request received after close of business will be processed the following business day. IDS Life of New York may require the owner to return the policy.

                  IDS Life of New York will normally process the payment within seven days; however, it reserves the right to defer payment.

                  IDS Life of New York reserves the right to defer payments of cash surrender value, policy loans, or variable death benefits in excess of the specified amount if:

                   o the payments derive from a premium payment made by a check that has not cleared the banking system (good payment has not been collected);

                   o the NYSE is closed (other than customary weekend and holiday closings);

                   o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

                  Any loans or surrenders from the fixed account may be delayed up to six months from the date we receive the request. If IDS Life of New York postpones the payment of surrender proceeds more than 30 days, it will pay the owner interest on the amount surrendered at an annual rate of 4% for the period of postponement.

                  Total surrenders: If the owner surrenders the policy totally, they will receive its cash surrender value - the policy value minus outstanding indebtedness and applicable surrender charges. IDS Life of New York will compute the value of each subaccount as of the end of the valuation period during which the owner's request is received.

         (d) The rights of security holders with respect to conversion, transfer, partial redemption and similar matters.

                  Policy 1

                  By written request, or other requests acceptable to IDS Life of New York, the Owner may transfer all or part of the value of a subaccount to one or more of the other subaccounts or to the fixed account. The amount transferred, however, must be at least 1) $250; or 2) the total value in the subaccount, if less. Only five such transfers may be made in a policy year. This limitation does not include automatic reallocations of Trust values. Except as discussed in the following paragraph, each such transfer will be made without the imposition of any fee or charge, as of the end of the valuation period during which IDS Life of New York receives a valid complete transfer request. IDS Life of New York may suspend or modify this transfer privilege at any time with any necessary approval of the Securities and Exchange Commission.
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                  The Owner may also transfer from the fixed account to the
                  subaccounts once a year but only on the policy anniversary or within 30 days after such policy anniversary. If the Owner makes this transfer, he or she cannot transfer from the subaccounts back into the fixed account until the next policy anniversary. IDS Life of New York will waive this limitation once during the first two policy years if the Owner exercises the policy's Right to Exchange provision. If IDS Life of New York receives a written request within 30 days before the policy anniversary date, the transfer from the Fixed Account to the subaccounts will be effective on the anniversary date. If IDS Life of New York receives a written request within 30 days after the policy anniversary date, the transfer from the Fixed Account to the subaccounts will be effective on the date IDS Life of New York receives the request. The minimum transfer amount is $250 or the Fixed Account value less indebtedness, if less. The maximum transfer amount is the Fixed Account value, less indebtedness. This transfer privilege may be suspended or modified by IDS Life of New York at any time.

                  The Owner also may request a transfer by calling IDS Life of New York. IDS Life of New York has the authority to honor any telephone transfer request believed to be authentic. IDS Life of New York is not responsible for determining the authenticity of such calls.

                  A transfer request received before 4 p.m. Eastern time will be processed the same day. If a call or written request is received after 4 p.m. Eastern time, the request will be processed the following business day.

                  After the first policy year, the Owner may also request to surrender up to 85 percent of the Policy's Cash surrender Value. A fee of $25.00 is assessed for each partial surrender. However, the fee will not exceed 2 percent of the amount surrendered. This charge is guaranteed not to increase for the duration of the Policy. The amount of any partial surrender must be at least $500.00. Partial surrenders by telephone are limited to $25,000.

                  Unless the Owner specifies a different allocation, IDS Life of New York will make partial surrenders from the Fixed Account and the subaccounts of the Variable Account on a proportionate basis based upon the policy value. These proportions will be determined at the end of the valuation period during which a request is received. For purposes of determining these proportions, any outstanding loan amount is first subtracted from the Fixed Account value.

                  The Policy Value will be reduced by the amount of any partial surrender and partial surrender fee. The Death Benefit will also be reduced by the amount of the partial surrender and partial surrender fee, or, if the Death Benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

                  If Option 1 is in effect, the Specified Amount will be reduced by the amount of the partial surrender and partial surrender fee. When increases in the Specified Amount have occurred previously, IDS Life of New York will reduce the current Specified Amount by the amount of the partial surrender in the following order:
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                  (a)      the Specified Amount provided by the most recent
                           increase;

                  (b)      the next most recent increases successively; and

                  (c)      the Specified Amount when the policy was issued.

                  Thus, partial surrenders may affect the way in which the cost of insurance is calculated and the net amount at risk under the Policy.

                  IDS Life of New York does not allow a partial surrender if the Specified Amount after a partial surrender would be less than the Minimum Specified Amount.

                  If Option 2 is in effect, a partial surrender does not affect the Specified Amount.

                  A partial surrender may also cause the termination of the Death Benefit Guarantee because the amount of the partial surrender is deducted from the total premiums paid in calculating whether sufficient premiums have been paid in order to maintain the Death Benefit Guarantee.

                  During the first two years after the Policy has been issued, the Owner has the right on one occasion to exchange the Policy for a Flexible Premium Adjustable Whole Life Policy which provides for benefits that do not vary with the investment return of the Variable Account. This will be accomplished by transferring all of the Policy Value in the Variable Account to the Fixed Account.

                  If at any time during the first two policy years the Owner requests a transfer from the Variable Account to the Fixed Account and indicates that the transfer is in exercise of this conversion right, the transfer will not count against the five-transfers-per-year limit. Also, any restrictions which may exist on transfers into the Fixed Account will be waived for this one time, if the Owner is exercising the conversion right. At the time of such transfer, there is no effect on the Policy's Death Benefit, Specified Amount, net amount at risk, Rate Class(es) or issue age only the method of funding the policy value under the Policy will be affected.

                  If the Owner transfers all of the values in the Variable Account to the Fixed Account and indicates that this transfer is in exercise of this conversion right, IDS Life of New York will automatically credit all future premium payments on the Policy to the Fixed Account unless the Owner requests a different allocation.

                  Policy 2

                  Partial surrenders: After the first policy year, the owner may surrender any amount from $500 up to 85% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) The owner will be charged a partial surrender fee of $25 (or 2% of the amount surrendered if less).
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                  Allocation of partial surrenders: Unless the owner specifies otherwise, IDS Life of New York will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which the request is received. In determining these proportions, IDS Life of New York first subtracts the amount of any outstanding indebtedness from the fixed account value.

                  Effects of partial surrenders:

                   o The policy value will be reduced by the amount of the partial surrender and fee.

                   o The death benefit will be reduced by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

                   o A partial surrender may terminate the Death Benefit Guarantee to age 100 (DBG-100). The surrender amount is deducted from total premiums paid, which may reduce the total below the level required to keep the DBG-100 in effect.

                   o If Option 1 is in effect, the specified amount will be reduced by the amount of the partial surrender and fee.

                      Because the specified amount is reduced, partial surrenders may affect the cost of insurance. IDS Life of New York will not allow a partial surrender if it would reduce the specified amount below the required minimum.

                   o If Option 2 is in effect, a partial surrender does not affect the specified amount.

                  Transfers between the fixed account and subaccounts

                  The owner may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, if IDS Life of New York receives the request before the close of business, it will process it that day. Requests received after the close of business will be processed the next business day. There is no charge for transfers. Before transferring policy value, the owner should consider the risks involved in switching investments.

                  IDS Life of New York may suspend or modify the transfer privilege at any time with the necessary approval of the SEC and the New York Superintendent of Insurance. Transfers involving the fixed account are subject to the restrictions below.

                  Fixed account transfer policies

                   o  Transfers from the fixed account must be made during a
                      30-day period starting on a policy anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods.
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                  o   If IDS Life of New York receives the request to transfer
                      funds from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

                   o If IDS Life of New York receives the request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.

                   o IDS Life of New York will not accept requests for transfers from the fixed account at any other time.

                   o If the owner has made a transfer from the fixed account to one or more subaccounts, they may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. IDS Life of New York will waive this limitation once during the first two policy years if the owner exercises the policy's right to exchange provision.

                  Minimum transfer amounts

                  From a subaccount to another subaccount or the fixed account.

                  For mail and phone transfers, $250 or the entire subaccount balance, whichever is less.

                  For automated transfers, $50.

                  From the fixed account to a subaccount: $250 or the entire fixed account balance minus any outstanding indebtedness, whichever is less.

                  For automated transfers, $50.

                  Maximum transfer amounts

                  From a subaccount to another subaccount or the fixed account:
                  None.

                  From the fixed account to a subaccount: Entire fixed account balance minus any outstanding indebtedness.

                  Maximum number of transfers per year

                  IDS Life of New York reserves the right to limit mail and telephone transfers to twelve per policy year. Twelve automated transfers per policy year are allowed.

                  Two ways to request a transfer, loan or surrender

                  The owner should provide their name, policy number, Social Security Number or Taxpayer Identification Number when they request a transfer, loan or partial surrender.



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                  1        By Letter

                  Regular Mail:

                  IDS Life of New York
                  P. O. Box 5144
                  Albany, NY 12205

                  Express mail

                  IDS Life of New York
                  20 Madison Avenue Extension
                  Albany, NY 12203

                  2        By phone

                  Call between 8 a.m. and 6 p.m. Eastern Time:
                  1-800-541-2251 (toll free) or (518) 869-8613 (Albany area)

                   o IDS Life of New York answers phone requests promptly, but the owner may experience delays when call volume is unusually high. If the owner is unable to get through, use mail procedure as an alternative.

                   o IDS Life of New York will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. They include asking identifying questions and tape recording calls. As long as the procedures are followed, neither IDS Life of New York nor its affiliates will be liable for any loss resulting from fraudulent requests.

                   o Telephone transfers, loans and partial surrenders are automatically available. The owner may request that telephone transfers, loans and partial surrenders not be authorized from their account by writing IDS Life of New York.

                  Automated transfers

                  In addition to written and phone requests, the owner can arrange to have policy value transferred from one account to another automatically. Their financial advisor can help them set up an automated transfer.;

                  Automated transfer policies:

                   o   Minimum automated transfer: $50

                   o   Frequency: monthly, quarterly, semiannually or annually

                   o Only one automated transfer arrangement can be in effect at any time. Policy values may be transferred to one or more subaccounts and the fixed account but can be transferred from only one account.

                   o The owner can start or stop this service by written request. They must allow seven days for us to change any instructions that are currently in place.

                   o Automated transfers from the fixed account may not exceed an amount that, if continued, would deplete the fixed account within 12 months.

                   o If the owner has made a transfer from the fixed account to one or more subaccounts, they may not make a transfer from the subaccount back to the fixed account until the next policy anniversary.

                   o If the owner's request is submitted with an application for a policy, it will not take effect until the policy is issued.

                   o If the value of the account from which policy value is being transferred is less than the $50 minimum, the transfer arrangement will automatically be stopped.

                   o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

                  Automated dollar-cost averaging

                  The owner can use automated transfers to take advantage of dollar-cost averaging investing a fixed amount at regular intervals. For example, the owner might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

                  This systematic approach can help the owner benefit from fluctuations in accumulation unit value, caused by fluctuations in the market value(s) of the underlying fund. Since the owner invests the same amount each period, they automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower the average cost per unit.

                  Dollar-cost averaging does not guarantee that any subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, the owner's success will depend upon their willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective strategy to help meet long-term goals.

                  Exchange right

                  For two years after the policy is issued, the owner can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all the owner needs to do is transfer all of the policy value in the subaccounts to the fixed account. IDS Life of New York will automatically credit all future premium payments to the fixed account unless the owner requests a different allocation.

                  Such transfer will not count against the twelve-transfers-per-year limit. Also, any restrictions on transfers into the fixed account will be waived.

                  There will be no effect on the policy's death benefit, specified amount, net amount at risk, risk classification(s) or issue age. Only the method of funding the policy value will be affected.

         (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                  Policy 1

                  If, on a monthly date, the Cash Surrender Value is less than the monthly deduction for the next month, a grace period of 61 days will begin. IDS Life of New York will mail, to the Owner's last known address, a notice as to the premium needed, so that the estimated Cash Surrender Value will be sufficient to cover the next three monthly deductions. If IDS Life of New York receives payment of this amount before the end of the grace period, the amount will be used to cover all monthly deductions, and any other charges, then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments. If the premium is not being continued under the Death Benefit Guarantee provision described below, all coverage under the policy will terminate without value at the end of the 61-day grace period.

                  If a claim by death during the grace period becomes payable under the policy, any overdue monthly deductions will be deducted from the proceeds.

                  Until the insured's attained age 65, or five years from the policy date, whichever is later, the policy will not terminate even if the cash surrender value is insufficient to cover the monthly deduction on a monthly date if (a) equals or exceeds
                  (b) where:

                   (a) is the sum of all premiums paid, minus any partial
                       surrenders, and minus any indebtedness; and

                   (b)is the minimum monthly premium, as shown under Policy
                      Date in the Policy, times the number of months since the Policy Date, including the current month.

                  Minimum monthly premiums may be paid on other than a monthly basis as long as the sum of premiums paid is at least equal to the total required Minimum Monthly Premiums at all times.

                  If on a monthly date, sufficient premiums have not been paid to maintain the Death Benefit Guarantee, an additional period of 61 days will be allowed for the payment of a premium sufficient to pay the required minimum monthly premiums. Notice of such premium will be mailed to the Owner's last known address. If the premium is not paid within this period, the death benefit guarantee provision will no longer be in effect and cannot be reinstated.

                  The minimum monthly premium will change if the specified amount is increased or decreased or if riders are added, changed or terminated. The new minimum monthly premium will apply from the date of the change.

                  A death benefit guarantee charge is included in the monthly deduction in the first five policy years or until the insured's attained age 65, whichever is later. The charge will not be taken if, as described above, the death benefit guarantee provision is no longer in effect.

                  For any month that the monthly deduction is being paid for by a Waiver of Monthly Deduction Rider attached to the policy, the minimum monthly premium for that month will be zero.

                  The policy may be reinstated within five years after the end of the grace period, unless it was surrendered for cash. To do this, IDS Life of New York will require all of the following:

                    1.   a written request to reinstate the policy;

                    2. evidence of insurability of the insured satisfactory to IDS Life of New York;

                    3. payment of a premium that will keep the policy in force for at least 3 months;

                    4.   payment  of  the  monthly   deductions  that  were  not
                         collected during the grace period;

                    5.   payment or reinstatement of any indebtedness.

                  Surrender charges will also be reinstated.

                  The effective date of a reinstated policy will be the monthly date on or next following the day IDS Life of New York approves the application for reinstatement.

                  The suicide and incontestability periods will apply from the effective date of reinstatement. IDS Life of New York will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

                  Policy 2

                  Keeping the policy in force

                  This section includes a description of the policy provisions that determine if the policy will remain in force or lapse (terminate). It is important that the owner understands them so the appropriate premium payments are made to ensure that insurance coverage meets their objectives.

                  If the owner wishes to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 100 regardless of investment performance, they should pay at least the DBG-100 premiums.

                  If the owner wishes to pay yet a lower premium and is not concerned with a long-term guarantee that the policy will remain in force regardless of investment performance, they can pay premiums so that the cash surrender value on each monthly date is sufficient to pay the monthly deduction. However, during the minimum initial premium period, they must pay at least the initial premium until the policy value is greater than the surrender charge and the cash surrender value is sufficient to pay the monthly deduction.

                  Death benefit guarantee to age 100

                  The DBG-100 provides that the owner's policy will remain in force until the youngest insured's attained insurance age 100 even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-100 will remain in effect, as long as:

                    the sum of premiums paid minus partial surrenders minus outstanding indebtedness equals or exceeds

                    the DBG-100 premiums due since the policy date.

                  The DBG-100 premium is shown in the policy.

                  If, on a monthly date, they have not paid enough premiums to keep the DBG-100 in effect, an additional period of 61 days will be allowed for the owner to pay a premium sufficient to bring their total up to the required minimum. If they do not pay this amount within 61 days, the DBG-100 will terminate. If they have paid sufficient premium, the DBG-100 will be in effect. If the DBG-100 is not in effect, the policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-100 cannot be reinstated.

                  Minimum initial premium period

                  To allow the owner the opportunity to increase their policy value gradually so that the cash surrender value is sufficient to pay the monthly deduction, the owner may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown under Policy Date, if:

                    1. on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following each monthly date; and

                    2.   the  sum  of  all  premiums  paid,  minus  any  partial
                         surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown under Policy Date, times the number of months since the Policy Date, including the current month.

                  The minimum initial period is

                           4 years if the youngest insured's insurance age is 20-29 3 years if the youngest insured's insurance age is 30-39 2 years if the youngest insured's insurance age is 40-49 1 year if the youngest insured's insurance age is 50 and over

                  Grace period

                  If the cash surrender value of the policy becomes less than that needed to pay the monthly deduction and neither the DBG-100 nor the minimum initial premium period is in effect, the owner will have 61 days to pay the required premium amount. If the required premium is not paid, the policy will lapse.

                  IDS Life of New York will mail a notice to their last known address, requesting payment of the premium needed so that the next three monthly deductions can be made. If IDS Life of New York receives this premium before the end of the 61-day grace period, IDS Life of New York will use the payment to pay all monthly deductions and any other charges then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments.

                  If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. If the last surviving insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

                  Reinstatement

                  The owner's policy may be reinstated within five years after it lapses, unless they surrendered it for cash. To reinstate, IDS Life of New York will require:

                    o    a written request;

                    o evidence satisfactory to IDS Life of New York that both insureds remain insurable or evidence for the last surviving insured and due proof that the first death occurred before the date of lapse;

                    o payment of a premium that will keep the policy in force for at least three months;

                    o    payment  of  the  monthly   deductions  that  were  not
                         collected during the grace period; and

                    o    payment or reinstatement of any indebtedness.

                  The effective date of a reinstated policy will be the monthly date on or next following the day IDS Life of New York accepts the owner's application for reinstatement. The suicide period will apply from the effective date of reinstatement.

                  IDS Life of New York will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

         (f) The substance of any provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                  Policy 1

                  The Variable Account is comprised of various subaccounts. The Equity, Income, Money Market, Managed, Government Securities, International Equity, YGI and YNO Subaccounts, as well as the 1991, 1995 and 2004 U.S. Treasury Securities Subaccounts fund the policy. Some Subaccounts invest exclusively in the Portfolios of IDS Life Series Fund, Inc. ("the Fund"), while others invest in units of the Smith Barney Stripped ("Zero Coupon") U.S. Treasury Securities Fund, Series A ("the Trust" or "the Trusts"). The Equity Subaccount invests exclusively in the shares of the Equity Portfolio; the Income Subaccount invests exclusively in the shares of the Income Portfolio; the Money Market Subaccount invests exclusively in the shares of Money Market Portfolio; the Managed Subaccount invests exclusively in the shares of the Managed Portfolio; the Government Securities Subaccount invests exclusively in the shares of the Government Securities Portfolio; and the International Equity Subaccount invests in shares of the International Equity Portfolio. These six portfolios make up the IDS Life Series Fund, Inc., a series mutual fund. The YGI Subaccount invests exclusively in shares of the Growth and Income Fund. This fund is part of the AIM Variable Insurance Funds, Inc., a series mutual fund. The YNO Subaccount invests in shares of Putnam VT New Opportunities Fund. This fund is a portfolio of Putnam Variable Trust, a series mutual fund. The 1991, 1995 and 2004 U.S. Treasury Securities Subaccounts invest in units of the designated unit investment trust, with maturity dates of 1991, 1995 and 2004 respectively.

                  All shares issued by the Fund are the same class (kind) capital stock. They have a par value of $.001 a share. They are fully paid and nonassessable and can be redeemed or transferred. All shares have equal voting rights. They can be issued as full shares or fractions. A fraction of a share has the same kind of rights and privileges as a full share. The Fund currently has five portfolios, each issuing its own series of common stock. The shares of each portfolio represent an interest only in that portfolio's assets (and profits or losses) and in the event of liquidation, each share of a portfolio would have the same rights to dividends and assets as every other share of that portfolio.

                  Each share of a portfolio has one vote. On some issues, such as the election of directors, all shares of the Fund vote together as one series. All shares have cumulative voting when voting on the election of directors. With cumulative voting, each shareholder is entitled to a number of votes equal to the number of shares that the shareholder holds multiplied by the number of directors to be elected, and has the right to divide votes among candidates in any way. On an issue affecting a particular portfolio, its shares vote as a separate series. An example of such an issue would be a fundamental investment restriction pertaining to only one portfolio. In voting on the Investment Management and Services Agreement, approval of the Agreement by the shareholders of a particular portfolio would make the Agreement effective as to that portfolio, whether or not it had been approved by the shareholders of the other portfolios.

                  As previously stated, all of the assets held in the subaccounts will be invested in shares of the corresponding portfolio or in units of the Trust. With regard to the Fund, IDS Life of New York is the Owner of those Fund shares and as such has the right to vote to elect the Board of Directors of the Fund, to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders, and to vote upon any other matter that may be voted upon at a shareholders' meeting. However, IDS Life of New York will vote the shares of each Fund portfolio at regular and special meetings of the shareholders of the Fund in accordance with instructions received from the Owners of the Policies. Fund shares held in each subaccount for which no timely instructions from Owners are received, and Fund shares that are not otherwise attributable to Owners, will be voted by IDS Life of New York in the same proportion as those shares in that subaccount for which instructions are received. The number of Fund shares in each subaccount for which instructions may be given by an Owner is determined by applying the Owner's percentage interest in the subaccount to the total number of votes attributable to the subaccount. The number will be determined as of a date chosen by IDS Life of New York, but not more than 90 days before the meeting of the Fund. Fractional votes are counted. Owners will receive notice of each meeting of shareholders together with any proxy solicitation materials, and a statement of the number of votes as to which they are entitled to give directions at the meeting.

                  IDS Life of New York may, if required by state insurance officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the goals of one or more of the Funds' portfolios, or to approve or disapprove an investment advisory contract for the Fund. In addition, IDS Life of New York itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Fund's portfolios, provided that IDS Life of New York reasonably disapproves such changes in accordance with applicable federal regulations. If IDS Life of New York does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next report to Owners.

                  Generally, ownership of units of a unit investment trust does not involve the exercise of voting rights. However, with regard to the Trusts, unit holders may vote for removal of the trustee or for the amendment or the termination of the Trust indenture. In the event of such vote, IDS Life of New York, as the Owner of such units, would solicit voting instructions from Owners under the same procedures set forth above regarding the holders of Fund shares.

                  Policy 2

                  The Variable Account is comprised of various subaccounts. The Equity, Income, Money Market, Managed, Government Securities, International Equity, YGI and YNO Subaccounts. Some Subaccounts invest exclusively in the Portfolios of IDS Life Series Fund, Inc ("the Fund"), while others in the AIM V.I. Growth and Income Fund ("the Growth and Income Fund") and Putnam VT New Opportunities Fund ("the Putnam Fund"), collectively referred to as ("the Funds"). The Equity Subaccount invests exclusively in the shares of the Equity Portfolio; the Income Subaccount invests exclusively in the shares of the Income Portfolio; the Money Market Subaccount invests exclusively in the shares of Money Market Portfolio; the Managed Subaccount invests exclusively in the shares of the Managed Portfolio; the Government Securities Subaccount invests exclusively in the shares of Government Securities Portfolio; and the International Equity Subaccount invests in shares of the International Equity Portfolio. These six portfolios make up the IDS Life Series Fund, Inc., a series mutual fund. The YGI Subaccount invests exclusively in shares of the Growth and Income Fund. This fund is part of the AIM Variable Insurance Funds, Inc., a series mutual fund. The YNO Subaccount invests exclusively in shares of the Putnam VT New Opportunities Fund. This fund is a portfolio of Putnam Variable Trust, a series mutual fund.

                  All shares issued by the Fund are the same class (kind) capital stock. They have a par value of $.001 a share. They are fully paid and nonassessable and can be redeemed or transferred. All shares have equal voting rights. They can be issued as full shares or fractions. A fraction of a share has the same kind of rights and privileges as a full share. The Fund currently has five portfolios, each issuing its own series of common stock. The shares of each portfolio represent an interest only in that portfolio's assets (and profits or losses) and in the event of liquidation, each share of a portfolio would have the same rights to dividends and assets as every other share of that portfolio.

                  Each share of a portfolio has one vote. On some issues, such as the election of directors, all shares of the Fund vote together as one series. All shares have cumulative voting when voting on the election of directors. With cumulative voting, each shareholder is entitled to a number of votes equal to the number of directors to be elected, and has the right to divide votes among candidates in any way. On an issue affecting a particular portfolio, its shares vote as a separate series. An example of such an issue would be a fundamental investment restriction pertaining to only one portfolio. In voting on the Investment Management and Services Agreement, approval of the Agreement by the shareholders of a particular portfolio would make the Agreement effective as to that portfolio, whether or not it had been approved by the shareholders of the other portfolios.

                  As previously stated, all of the assets held in the subaccounts will be invested in shares of the corresponding portfolio or in units of the Trust. With regard to the Fund, IDS Life of New York is the Owner of those Fund shares and as such has the right to vote to elect the Board of Directors of the Fund, to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders, and to vote upon any other matter that may be voted upon at a shareholders' meeting. However, IDS Life of New York will vote the shares of each Fund portfolio at regular and special meetings of the shareholders of the Fund in accordance with instructions received from the Owners of the Policies. Fund shares held in each subaccount for which no timely instructions from Owners are received, and Fund shares that are not otherwise attributable to Owners, will be voted by IDS Life of New York in the same proportion as those shares in that subaccount for which instructions are received. The number of Fund shares in each subaccount for which instructions may be given by an Owner is determined by applying the Owner's percentage interest in the subaccount to the total number of votes attributable to the subaccount. The number will be determined as of a date chosen by IDS Life of New York, but not more than 90 days before the meeting of the Fund. Fractional votes are counted. Owners will receive notice of each meeting of shareholders together with any proxy solicitation materials, and a statement of the number of votes as to which they are entitled to give directions at the meeting.

                  IDS Life of New York may, if required by state insurance officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the goals of one or more of the Funds' portfolios, or to approve or disapprove an investment advisory contract for the Fund. In addition, IDS Life of New York itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Fund's portfolios, provided that IDS Life of New York reasonably disapproves such changes in accordance with applicable federal regulations. If IDS Life of New York does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next report to Owners.

          (g)  Whether security holders must be given notice of any change in:

                  (1)      the composition of the assets of the trust.

                           If shares of any Fund portfolio or Trust units should not be available for purchase by the appropriate subaccount or if, in the judgment of IDS Life of New York's management, further investment in such shares is no longer appropriate in view of the purposes of the subaccount, shares of another registered, open-end management investment company or unit investment trust may be substituted for portfolio shares or Trust units held in the subaccount. If deemed by IDS Life of New York to be in the best interest of persons having voting rights under the Policy, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under such Act in the event such registration is no longer required. In the event of any such substitution or change, IDS Life of New York may, without the consent or approval of the Owners, amend the Policy and take whatever action is necessary and appropriate. However, no such substitution or change will be made without any necessary approval of the SEC or the insurance department of the state of New York. IDS Life of New York will notify Owners within five days of any substitution or change.

               (2) the terms and conditions of the securities issued by the trust.

                           No change in the terms and conditions of an issued and outstanding Policy can be made without the consent of the Owner, other than as set forth in paragraph (1) above.

               (3)  the provisions of any indenture or agreement of the trust.

                           Not applicable.

               (4)  the identity of the depositor, trustee or custodian.

                           There is no provision requiring notice to, or consent of, Owners with respect to any change in the identity of the Variable Account's depositor. However, IDS Life of New York's obligations under the Policy cannot be transferred to any other entity without the consent of the Owner.

          (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                  (1)      the composition of the assets of the trust.

                           Consent of Owners is not required when changing the underlying securities of any of the Subaccounts. However, to change these securities, approval of the Securities and Exchange Commission and the insurance department of the state of New York may be necessary.

                  (2) the terms and conditions of the securities issued by the trust.

                           No change in the terms and conditions of the Policy may be made without the consent of the Owner, except as provided in paragraph (1) above.

                  (3) the provisions of any indenture or agreement of the trust.

                           Not applicable.

                  (4)      the identity of the depositor, trustee or custodian.

                           The answer to Item 10(b)(4) is incorporated by reference.

         (i) Any other Principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                  Policy 1

                    The  Owner  has   flexibility   concerning  the  amount  and
                    frequency of premium payments. At the time of application, the Owner will determine a Scheduled Premium. The Scheduled Premium will be a level amount at a fixed interval of time. However, the Owner need not adhere to the Scheduled Premium. Instead, the Owner may, subject to certain restrictions, make premium payments in any amount and at any frequency.

                  Premium payments may be increased or decreased at any time. The minimum payment which IDS Life of New York will accept is $25. IDS Life of New York reserves the right to limit any payment. Currently the maximum payment that IDS Life of New York will accept is $500,000.

                  The failure to pay a scheduled premium will not itself cause the Policy to lapse. However, the payment of scheduled premiums or unscheduled premiums in any amount or frequency will not guarantee that the Policy will remain in force. Subject to the limitations contained in the Policy, payment of the Minimum Monthly Premium will keep the coverage in force until the later of the insured's Age 65 Anniversary or five years from the policy date.

                  The Policy contains two death benefit options. Under Death Benefit Option 1, the death benefit is the greater of the Specified Amount or a percentage of policy value. Under Death Benefit Option 2, the death benefit is the greater of the Specified Amount plus the policy value, or a percentage of policy value.

                  Before issuing any policy, IDS Life of New York requires evidence of insurability satisfactory to it. IDS Life of New York will generally not issue a policy to persons over the age of 75. It may, however, at its sole discretion, issue a policy to an applicant above age 75. The Initial Minimum Specified Amount is $50,000, but this is reduced to $40,000 in Policy Years 3 through 10, and $25,000 thereafter.

                  Policy 2

                  Premiums

                  Payment of Premiums

                  In applying for the policy, the owner must decide how much they intend to pay and how often they will make payments. During the early policy years until the policy value is sufficient to cover the surrender charge, IDS Life of New York requires that the owner pay the minimum initial premiums. The owner may schedule payments annually, semiannually, or quarterly. (Payment at any other interval must be approved by IDS Life of New York.) This premium schedule is shown in the policy.

                  The scheduled premium serves only as an indication of the owner's intent as to the frequency and amount of future premium payments. The owner may skip scheduled premium payments at any time if their cash surrender value is sufficient to pay the monthly deduction, or if they have paid sufficient premium to keep the DBG-100 or the minimum initial premium period in effect.

                  The owner may also change the amount and frequency of scheduled premium payments by written request. IDS Life of New York reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

                  Although the owner has flexibility in paying premiums, the amount and frequency of their payments will affect the policy value, cash surrender value and length of time their policy will remain in force, as well as affect whether the DBG-100 or the minimum initial premium period remain in effect.

                  Premium limitations:

                  The owner may make unscheduled premium payments at any time and in the amount of at least $50. IDS Life of New York reserves the right to limit the number and amount of unscheduled premium payments.

                  No premium payments, scheduled or unscheduled, are allowed on or after the youngest insured's attained insurance age 100.

                  Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, IDS Life of New York can either refuse excess premiums as they are paid, or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

                  Allocation of premiums:

                  Until the policy date, IDS Life of New York holds all premiums in the fixed account, and IDS Life of New York credits interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, IDS Life of New York will allocate the net premiums plus accrued interest to the account(s) the owner has selected in their application. At that time, IDS Life of New York will begin to assess the various loads, fees and charges.

                  Any amount allocated to a subaccount is converted into accumulation units of that subaccount. Similarly, when transferring value between subaccounts, accumulation units in one subaccount are converted into a cash value, which is then converted into accumulation units of the second subaccount.

                  Insurability: Before issuing the policy, IDS Life of New York requires satisfactory evidence of the insurability of the persons whose lives the owner proposes to insure. IDS Life of New York's underwriting department will review the owner's application and any medical information or other data required to determine whether the proposed individuals are insurable under IDS Life of New York's underwriting rules. The owner's application may be declined if a person fails to meet the underwriting requirements and any premiums that were paid will be returned.

                  Age limit: The policy is available only to persons age 35 and older. In addition, IDS Life of New York generally will not issue a policy to persons over the insurance age of 85. It may, however, do so at its sole discretion.

                  Proceeds payable upon death

                  IDS Life of New York will pay a benefit to the beneficiary of the policy when the last surviving insured dies. If that death is prior to the youngest insured's attained insurance age 100, the amount payable is based on the specified amount and death benefit option the owner has selected, as described below, less any indebtedness.

                  On the youngest insured's attained insurance age 100, the amount payable is the cash surrender value.

                  Option 1 (level amount): Under this option, the policy's value is part of the specified amount. The Option 1 death benefit is the greater of:

                    o the specified amount on the date of the last surviving insured's death; or

                    o the applicable percentage of the policy value on the date of the last surviving insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

                  Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The Option 2 death benefit is the greater of:

                    o    the policy value plus the specified amount; or

                    o the applicable percentage of policy value on the date of the last surviving insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which the security holders have an interest.

         The securities to be held in the Subaccounts will be shares of the Fund or units of the Trust described in Item 12. This fund is a registered, open-end diversified management investment company. The Trust is a registered unit investment trust (UIT).

12. If the trust is the issuer of periodic payment plan certificates, and if any underlying securities were issued by another investment company, furnish the following information for each such company:

         (a)      Name of Company.

                  (1)      IDS Life Series Fund, Inc.

                  (2) Smith Barney Inc. Stripped ("Zero Coupon") U.S. Treasury Securities Fund, Series A.

                  (3)      AIM Variable Insurance Funds, Inc.

                  (4)      Putnam Variable Trust

         (b)      Name and principal address of depositor.

Investment manager of IDS Life Series Fund, Inc. is IDS Life Insurance Company Investment advisor of IDS Life Series Fund, Inc. is American Express Financial Corporation IDS Tower 10 Minneapolis, MN 55440

                  The sponsor of Smith Barney, Inc. Stripped ("Zero Coupon") U.S. Treasury Securities Fund, Series A, is
                  Smith Barney, Inc.
                  Unit Trust Department
                  388 Greenwich St.
                  New York, NY 10013

                  Investment advisor of AIM V. I. Growth and Income Fund A I M Advisors, Inc.
                  11 Greenway Plaza
                  Suite 100
                  Houston, TX 77046

                  Investment manager of Putnam VT New Opportunities Fund Putnam Investment Management, Inc.
                  One Post Office Square
                  Boston, MA 02109

         (c)      Name and principal business address of trustee or custodian.

                  American Express Trust Company
                  1200 Northstar Center West
                  Minneapolis, MN  55402

                  acts as custodian for IDS Life Series Fund, Inc.

                  The Bank of New York
                  101 Barclay Street
                  New York, NY 10286

                  acts as custodian for the Smith Barney Inc. Stripped ("Zero Coupon") U.S. Treasury
                  Securities Fund, Series A.

                  State Street Bank & Trust Co.
                  225 Franklin Street
                  Boston, MA 02110
                  acts as custodian for the AIM V. I. Growth and Income Fund.

                  Putnam Fiduciary
                  Trust Company
                  One Post Office Square
                  Boston, MA  02109

                  acts as custodian for Putnam VT New Opportunities Fund.

         (d)      Name and principal business address of principal underwriter.

                  IDS Life of New York
                  20 Madison Avenue Ext.
                  Albany, NY 12203

         (e) The period during which the securities of such Company have been the underlying securities.

                  IDS Life Series Fund - Equity, Money Market, Managed and Government Securities subaccounts commenced operations on August 31, 1987. IDS Life Series Fund International Equity subaccount commenced operations on October 28, 1994. YGI subaccount (investing in AIM V. I. Growth and Income Fund) and YNO subaccount (investing in Putnam VT New Opportunities Fund) each commenced operations on November 22, 1996. The 2004 subaccount (investing in Smith Barney, Inc. Stripped ("Zero Coupon") U.S. Treasury Securities Fund, Series A) commenced operation on August 31, 1987.

Information Concerning Loads, Fees, Charges and Expenses

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments,
                  (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets or the trust's securities are subject:

                    (A)  the nature of such load, fee, expense or charge;
                    (B)  the amount thereof;
                    (C) the name of the person to whom such amounts are paid and his relationship to the trust;
                    (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                  Policy 1

                  (1)      Principal Payments.

 Nature of Charge                   Amount                   Person to whom Paid/Relationship        Services

Sales Charge        2.5% of Gross Premiums                   IDS Life of New York              Sales Expenses

Premium Tax Charge  1.0% of Gross Premiums                   IDS Life of New York              State Premium Taxes






Policy Fee          $5 per policy per month                  IDS Life of New York              Administrative
                                                                                               Expenses

Cost of Insurance   Tabular charge per $1000 net amount at   IDS Life of New York              Insurance Protection
Charge              risk each policy month, determined by
                    age, sex and insurance rating of the
                    insured

Cost of Policy      Tabular charge each policy month         IDS Life of New York              Optional Insurance
Riders              determined by nature and amount of                                         Benefits
                    riders attached to policy

Death Benefit       $0.01 per $1000 of Specified Amount      IDS Life of New York              Death Benefit
Guarantee Charge    and Other Insured Rider Coverage each                                      Guarantee Risk
                    policy month that the Death Benefit
                    Guarantee is in effect

Contingent          $4 per $1000 Initial Specified Amount    IDS Life of New York              Issue and
Deferred Issue      if policy is surrendered within 5                                          Underwriting
and                 years of policy issue, decreasing                                          Expenses at Issue
Administrative      monthly thereafter at a rate of 20%
Expense Charge      per year
(Issue)

Contingent          $4 per $1000 increase in Specified       IDS Life of New York              Issue and
Deferred Issue      Amount if policy is surrendered within                                     Underwriting
and                 5 policy years of increase, decreasing                                     Expenses at Increase
Administrative      monthly thereafter at a rate of 20%
Expense Charge      per year
(Increase)

Contingent          27.5% of Gross Premiums up to amount     IDS Life of New York              Sales Expenses at
Deferred Sales      shown in policy (conservative estimate                                     Issue (Issue)
Charge (Issue)      of one Guideline Annual Premium) plus
                    6.5% of all other Gross Premiums
                    except those attributable to an
                    Increase or,  if less, Tabular amount
                    per $1000 Initial Specified Amount -
                    determined by age, sex and insurance
                    rating of insured - if policy is
                    surrendered within 5 policy years of
                    issue, decreasing monthly thereafter
                    at a rate of 20% per year

Contingent          6.5% of Premiums attributable to the     IDS Life of New York              Sales Expenses at
Deferred Sales      Increase or, if less, Tabular amount                                       Increase
Charge              (Increase) per $1000 increase in
                    Specified Amount -  determined by age,
                    sex and insurance rating of insured - if
                    policy is surrendered within 5 policy
                    years of Increase, decreasing monthly
                    thereafter at a rate of 20% per year

Partial Surrender   $25 or, if less, 2% of Policy Value      IDS Life of New York              Transaction Costs
Fee                 surrendered





                  (2)      Underlying Security

Investment          The Money Market Portfolio of IDS Life   IDS Life                          Investment
Management Fee      Series Fund, Inc., pays a fee equal on                                     management and
                    an annual basis to .50% of its daily                                       services
                    net assets.

                    The Putnam VT New Opportunities Fund     Putnam                            Investment
                    pays a fee of 0.63% of its daily net                                       management and
                    assets.                                                                    services

                    The A I M V. I. Growth and Income Fund   A I M                             Investment
                    pays a fee of 0.65% of its daily net                                       management and
                    assets.                                                                    services

                    The Equity, Income, Managed and          IDS Life
                    Government Securities Portfolios of
                    IDS Life Series Fund, Inc. each pay a
                    fee equal on an annual basis to .70%
                    of their daily net assets.

                    The International Equity Portfolio of    IDS Life
                    IDS Life Series Fund, Inc. pays a fee
                    on an annual basis equal to 0.95% of
                    its average daily net assets.

Non-Advisory        IDS Life Series Fund, Inc. will          IDS Life                          Non-Advisory
Expense Charges     reimburse IDS Life for non-advisory                                        Expenses described
                    expenses                                                                   in Agreement

                  Policy 2

                  (1)      Principal Payments.


 Nature of Charge                   Amount                   Person to whom Paid/Relationship        Services

Sales Charge        7.25 % of all premiums paid.             IDS Life of New York              Sales Expenses

Premium Tax Charge  1.0% of premium payment.                 IDS Life of New York              State Premium Taxes

Federal Tax Charge  1.25% of each premium payment.           IDS Life of New York              Federal Taxes

Policy Fee          Currently $30 per policy month, never    IDS Life of New York              Administrative
                    to exceed $30 per policy month.                                            Expenses

Cost of Insurance   The monthly cost of insurance times      IDS Life of New York              Insurance Protection
                    the total of the death benefit minus
                    the policy value plus any other flat
                    extra insurance charges.

Cost of Policy      Determined by nature and amount of       IDS Life of New York              Optional Insurance
Riders              riders attached to policy.                                                 Benefits






Contingent          $4 per $1,000 of the initial specified   IDS Life of New York              Issue and
Deferred Issue      amount of the policy, if it is                                             Underwriting
and                 surrendered during the first policy                                        Expenses at Issue
Administrative      years, and then decreasing monthly
Expense Charge      until it is zero at the end of 15
(Surrender Charge)  policy years.

Partial Surrender   $25 (or 2% of the amount surrendered;    IDS Life of New York              Transaction Costs
Fee                 if less).


                  (2)      Underlying Security

Investment          The Money Market Portfolio of IDS Life   IDS Life                          Investment
Management Fee      Series Fund, Inc., pays a fee equal on                                     management and
                    an annual basis to .50% of its daily                                       services
                    net assets.

                    The Putnam VT New Opportunities Fund     Putnam                            Investment
                    pays a fee of 0.63% of its daily net                                       management and
                    assets.                                                                    services

                    The A I M V. I. Growth and Income Fund   A I M                             Investment
                    pays a fee of 0.65% of its daily net                                       management and
                    assets.                                                                    services

                    The Equity, Income, Managed and          IDS Life
                    Government Securities Portfolios of
                    IDS Life Series Fund, Inc. each pay a
                    fee equal on an annual basis to .70%
                    of their daily net assets.

                    The International Equity Portfolio of    IDS Life
                    IDS Life Series Fund, Inc. pays a fee
                    on an annual basis equal to 0.95% of
                    its average daily net assets.

Non-Advisory        IDS Life Series Fund, Inc. will          IDS Life of New York              Non-Advisory
Expense Charges     reimburse IDS Life of New York for                                         Expenses described
                    non-advisory expenses                                                      in Agreement

                  (3)      Distributions.

                           Not applicable. See paragraph (4) below.

                  (4)      Cumulated or reinvested distributions or income.

                           All investment income and other distributions are reinvested in Fund shares at net asset values.

                  (5)      Redeemed or liquidated assets.

                           There are no charges for redeemed or liquidated assets of the Trust's securities.

         (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                  (1)      Amounts of payments to be made on certificates
                  (2)      Amount of sales load
                  (3)      Fee of custodian or trustee
                  (4)      Insurance premium
                  (5)      Other deductions from payments
                  (6)      Total deductions (2 to 5)
                  (7)      Net amount invested

                  Policies 1 and 2

                  See Item 13(a)(1).

         (c) State (1) the amount of sales load as a percentage of the net amount invested, and (2) the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.

                  Policy 1

                  (1) 2.5%. However, this does not take into account the Contingent Deferred Sales Charge described in Item 13(a)(1). The Contingent Deferred Sales Charge will not exceed 27.5% of payments up to one Guideline Annual Premium plus 6.5% of payments in excess of one Guideline Annual Premium; and 6.5% of any other amounts attributable as premiums after an Increase in Specified Amount.

                  (2) 3.5%. However, this does not take into account the Contingent Deferred Sales Charge or Contingent Deferred Issue and Administrative Expense Charge or any of the other deductions from Policy Value described in Item 13(a)(1).

                  Policy 2

                 (1),(2) Sales Charge:  7.25% of all premiums paid.  However, this does not take into account the Contingent Deferred Issue and Administrative Expense Charge or any of the other deductions from Policy Value described in Item 13(a)(1).

                           Premium tax charge: 1.0% of each premium payment.

                           Federal tax charge: 1.25% of each premium payment.

         (d) Explain the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

                  Not applicable.

         (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                  Policy 1

                  IDS Life of New York deducts a Mortality and Expense Risk Charge, which is equal on an annual basis to 0.90% of the average assets of the Subaccounts. This charge is needed to reimburse IDS Life of New York for assuming certain mortality and expense risks under the Policy.

                  IDS Life of New York deducts a Transaction Charge, currently equal on an annual basis to 0.25% of the average assets of the Subaccounts investing in the Trusts. IDS Life of New York may increase this charge in the future but not to more than 0.50%. This is a cost-based charge needed to reimburse IDS Life of New York for amounts paid to Smith Barney on the sale of Trust units to the Variable Account.

                  IDS Life of New York reserves the right to charge the Subaccounts for any tax liability it may incur because of the operations of the Subaccounts, regardless of whether or not the tax is actually paid by IDS Life of New York.

                  Policy 2

                  Mortality and expense risk insurance

                  This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the daily net asset value of the subaccounts - a level guaranteed for the life of the policy. Computed daily, the charge compensates IDS Life of New York for:

                   o Mortality risk - the risk that the cost of insurance charge will be insufficient to meet actual claims.

                   o Expense risk - the risk that the policy fee and the
                  contingent deferred issue and administration expense charge may be insufficient to cover the cost of administering the policy.

          (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to
                  Item 13(a) or 13(b) through the sale or purchase of the trust's securities or interests in underlying securities, and described fully the nature and extent of such profits or benefits.

                  Not as principal underwriter or depositor will IDS Life of New York, nor any affiliated person of IDS Life of New York, receive any profit or other benefit not included in the answer to Item 13(a) or 13(b) through the sale or purchase of the Policy or Fund shares, except that IDS Life will pay to American Express Financial Corporation (AEFC) a fee equal on an annual basis to .25% (.50% for International) of the Fund's average net assets for investment advice relative to the Fund under an Investment Advisory Agreement between AEFC and IDS Life.

                  As custodian of the underlying securities, American Express Trust Company will receive certain fees indirectly from the Fund. The fees will be comparable to the fees received by custodians which hold the assets of other mutual funds.

         (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust, bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                  Not applicable.

         (h) For life insurance company separate accounts registered as unit investment trusts issuing variable life insurance contracts:

                  If proceeds from explicit sales loads will not cover the expected costs of distributing the contracts, identify the source from which the shortfall, if any, will be paid. If any shortfall is to be made up from assets from the Insurance Company's general account, disclose, if applicable, the extent to which any amounts paid by the Insurance Company may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account. If the level of the mortality and expense risk charge is above the range of industry practice for comparable variable life insurance contracts, disclose this fact along with an explanation of why the charge is above this range, including an identification of the factors used to calculate the charge. If the level of the mortality and expense risk charge is above the range of industry practice, also disclose the extent to which the Insurance Company realizes positive cash flows (risk charge proceeds net of current costs of meeting mortality and expense guarantees) from risk charges, as well as the extent to which positive cash flows may be used to pay distribution expenses. If a portfolio company, selling its securities to the trust, directly or indirectly pays distribution expenses under 1940 Act Rule 12b-1, list the principal types of activities for which payments are or will be paid; and (1) if the plan has been in effect for a full fiscal year, give the total amount spent in most recent fiscal year, as a percentage of net assets; or (2) otherwise describe the basis on which payments will be made (e.g., percentage of net assets, etc.). Disclose the extent, if any, to which such a plan of distribution directly or indirectly pays, or will pay, expenses of distributing the variable life insurance contracts.

                  Any profit from the mortality and expense risk charge would be available to IDS Life of New York for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the sales and surrender charges. Any further deficit will have to be made up from IDS Life of New York's general assets.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any), and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         Policies 1 and 2

         A person desiring to purchase a Policy must complete an application on a form provided by IDS Life of New York and submit it to the Home Office of IDS Life of New York. If the applicant meets the prescribed standards, a Policy will be issued.

15.      Policies 1 and 2

         Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         The Owner determines in the application what portions, if any, of the premiums are to be allocated to each of the Subaccounts of the Variable Account, the Fixed Account or both. Until the date that an application is approved by IDS Life of New York's Home Office underwriting department, the premiums received by IDS Life of New York are held in IDS Life of New York's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life of New York's Home Office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the subaccounts, in accordance with the allocation instructions received from the Owner in the application. At that time, the various loads, fees, charges and expenses will begin to be assessed.

16.      Policies 1 and 2

         Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         The Owner determines in the application what portions, if any, of the premiums are to be allocated to each of the Subaccounts of the Variable Account, the Fixed Account or both. Until the date that an application is approved by IDS Life of New York's Home Office underwriting department, the premiums received by IDS Life of New York are held in IDS Life of New York's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life of New York's Home Office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the Subaccounts, in accordance with the allocation instructions received from the Owner in the application. For amounts allocated to the Subaccounts, IDS Life of New York applies the Policy Value so allocated to the purchase of Fund shares or units of the Trust at their net asset value determined as of the end of the Valuation Period during which the written directions to make the allocation are received by IDS Life of New York at its Home Office. Fund shares or units of the Trust may be redeemed by IDS Life of New York to permit the payment of insurance benefits, amounts requested for surrender, loan payments, interest charges on loans, surrender charges and fees and other purposes contemplated by the Policy.

17.      (a)      Describe the procedure with respect to withdrawal or
                  redemption by security holders.

                  Policies 1 and 2

                  Any surrender by an Owner may be made by a request in writing to the Home Office of IDS Life of New York. IDS Life of New York will determine the Surrender Value as of the end of the Valuation Period during which the request is received. See the response to item 13(a) for information concerning surrender charges and fees. The Surrender Value will be paid within seven days after the Owner's written request is received by IDS Life of New York at its Home Office, however IDS Life of New York reserves the right to defer any payment of Surrender Value (1) which derives from a Premium Payment made by a check which has not cleared the banking system (good payment has not been collected), or (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings),
                  (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practical to dispose of securities held in the Variable Account or to determine the value of the Variable Account's net assets; or (d) the Securities and Exchange Commission by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the Securities and Exchange Commission.

                  Any surrenders of the Policy Value from the Fixed Account may be postponed for up to 6 months. If IDS Life of New York postpones payment for more than 30 days, interest at an annual rate of 3 percent will be paid on the amount surrendered for the period of postponement.

         (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  IDS Life of New York is required to honor surrender requests as described in Items 10(c) and 17(a).

                  Policy 1

                  The Fund is required to redeem Fund shares at net asset value at the request of IDS Life of New York, and to make payment therefor to the Variable Account within seven days of the receipt of the redemption request. The Trust is required to redeem Trust units at net asset value at the request of IDS Life of New York, and to make payment therefor to the Variable Account within seven days of the receipt of the redemption request.

                  Policy 2

                  The Fund is required to redeem Fund shares at net asset value at the request of IDS Life of New York, and to make payment therefor to the Variable Account within seven days of the receipt of the redemption request.

         (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                  A totally surrendered Policy will be canceled.

18.      (a)      Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Policy 1

                  All income and other distributable funds of each Subaccount investing in the Fund are reinvested in shares of the appropriate Fund Portfolio and are added to the assets of that Subaccount. For Trust units, all investment income and other distributions, if any, are held in the Trust.

                  Policy 2

                  All income and other distributable funds of each Subaccount investing in the Fund are reinvested in shares of the appropriate Fund Portfolio and are added to the assets of that Subaccount.

         (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Not applicable.

         (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

                  At the present time, IDS Life of New York does not intend to establish any reserves for federal income taxes which may be attributable to the Variable Account.

         (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed here with. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof.

                  Not applicable.

19. Describe the procedure with respect to keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

         IDS Life of New York has primary responsibility for all administration of the Policy and will maintain the records and books of the Variable Account.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

         (a)      Amendments to such indenture or agreement.

                  Not applicable.

         (b)      The extension or termination of such indenture or agreement.

                  Not applicable.

         (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                  Not applicable.

         (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                  Not applicable.

         (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                  There are no provisions relating to the appointment of a successor depositor.

         (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                  There are no provisions regarding the removal or resignation of IDS Life of New York, nor its failure to perform its duties, obligations, and functions as depositor.

21       (a)      State the substance of the provisions of any indenture or
                  agreement with respect to loans to security holders.

                  Policy 1

                  The Owner may obtain a loan from the Company be sending a Written Request. The loan value of the Policy is the only security required. The policy loan rate is 6.1 percent per annum payable in advance. The Owner may borrow an amount up to 85 percent of the total Policy Value less Surrender Charges. Interest to pay for the loan until the next policy anniversary will be included in determining the maximum loan value. IDS Life of New York will compute the Loan Value as of the end of the Valuation Period during which the loan request is received at its Home Office.

                  The Loan Value of the Variable Account will be paid within seven days after the Owner's written request is received by IDS Life of New York at its Home Office, however IDS Life of New York reserves the right to defer any payment of Loan Value
                  (1) which derives from a Premium Payment made by a check which has not cleared the banking system (good payment has not been collected), or (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings),
                  (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practical to dispose of securities held in the Account or to determine the value of the Account's net assets; or (d) the Securities and Exchange Commission by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the Securities and Exchange Commission. Any loans from the Fixed Account may be delayed up to 6 months from the date IDS Life of New York receives the request. If IDS Life of New York postpones payment more than 30 days, interest at an annual rate of 3 percent will be paid on the amount loaned or surrendered for the period of postponement.

                  Policy 2

                  Policy loans

                  The owner may borrow against their policy by written or telephone request. A loan request received before close of business will be processed the same day. A request received after close of business will be processed the following business day. (Loans by telephone are limited to $50,000).

                  Interest rate: The interest rate for policy loans is 6% per year. After the policy's 10th anniversary we expect to reduce the loan interest rate to 4% per year. Interest is charged daily and due at the end of the policy year.

                  Minimum loan: $500 or the remaining loan value, whichever is less.

                  Maximum loan: IDS Life of New York will compute the maximum loan value as of the end of the valuation period during which we receive your loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. In doing so, IDS Life of New York reserves the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that will be taken until the next policy anniversary.

                  Payment of loaned funds: Generally, IDS Life of New York will pay loans within seven days after IDS Life of New York receives the owner's request (with certain exceptions - see "Deferral of payments").

                  Allocation of loans to accounts: If the owner does not specify whether the loan is to come from the fixed account or the subaccounts, it will be made from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When a loan is made from a subaccount, accumulation units are redeemed and the proceeds transferred into the fixed account. IDS Life of New York will credit the policy value loaned with 4% annual interest.

                  Repayments: Loan repayments will be allocated to subaccounts and/or the fixed account using the premium allocation percentages in effect unless the owner tells IDS Life of New York otherwise. Repayments must be in amounts of at least $50.

                  Effects of Policy loans:

                  If the owner does not repay the loan, it will reduce the death benefit and policy value. Even if the owner does repay it, the owner's loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant portfolios. A loan may terminate the DBG-100 or the minimum initial premium period. The loan amount is deducted from total premiums paid, which may reduce the total below the level required to keep the DBG-100 or the minimum initial premium period in effect.

                  Taxes: If the owner's policy lapses or the owner surrenders it with an outstanding indebtedness, and the amount of outstanding indebtedness plus the cash surrender value is more than the sum of premiums the owner paid, the owner will generally be liable for taxes on the excess.

                  Deferral of payments: IDS Life of New York reserves the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

                    o the payments derive from a premium payment made by a check that has not cleared the banking system (good payment has not been collected);

                    o the NYSE is closed (other than customary weekend and holiday closings);

                    o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

                  Any loans from the fixed account may be delayed up to six months from the date IDS Life of New York receives the request. If IDS Life of New York postpones the payment of loan or surrender proceeds more than 10 days, IDS Life of New York will pay the owner interest on the amount loaned or surrendered at an annual rate of 4% for the period of postponement.

         (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                  Policy 1

                  If it is not specified whether the loan is to be made from the Fixed Account or the Subaccounts, the loan will be made from the subaccounts and the Fixed Account in the same proportion as the value in each subaccount and the Fixed Account bears to the total policy value, less indebtedness.

                  A loan from the subaccounts will result in accumulation units being redeemed and the proceeds transferred from the subaccounts into IDS Life of New York's Fixed Account. Repayments will be transferred into the Fixed Account and/or the subaccounts. Loan repayments must be in amounts of at least $25. Loan repayments will be allocated to subaccounts and/or the Fixed Account using the premium allocation percentages in effect unless the Owner tells IDS Life of New York otherwise.

                  If additional interest accrues to the Policy loan and is not paid when due, IDS Life of New York will increase the amount of indebtedness in the fixed account to cover the amount of such additional interest. The interest added to a policy loan will be charged the same interest rate as the loan. IDS Life of New York will allocate the amount of the additional interest among the Fixed Account and/or the subaccounts, using the monthly deduction allocation percentages. If the value in the Fixed Account or any one of the subaccounts is insufficient to pay the additional interest so allocated, the entire additional interest will be deducted from the Fixed Account and each of the subaccounts in the same proportion as the value in the Fixed Account and each subaccount bears to the total policy value, less indebtedness.

                  Policy 2

                  Allocation of loans to accounts: If the owner does not specify whether the loan is to come from the fixed account or the subaccounts, it will be made from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When a loan is made from a subaccount, accumulation units are redeemed and the proceeds transferred into the fixed account. IDS Life of New York will credit the policy value loaned with 4% annual interest. (See Repayments Section under 21(a) Policy 2).

                  Overdue interest: If accrued interest is not paid when due, IDS Life of New York will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. IDS Life of New York will take such interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the interest so allocated, all of the interest will be taken from all of the accounts in proportion to their value, minus indebtedness.


                  Effects of policy loans: If the owner does not repay their loan, it will reduce the death benefit and policy value. Even if the owner does repay it, their loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant portfolios(s). A loan may terminate the DBG-100. The loan amount is deducted from the total premiums paid, which may reduce the total below the level required to keep the DBG-100 in effect.

                  IDS Life of New York will credit the loaned amount with 4.5% annual interest.

         (c) If such loans are made, furnish the aggregate amounts of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                  For Policy 1, the outstanding loan balance for fiscal year 1996 was $7,301,682.65. No loans were in default for Policy 1.

                  Not applicable for Policy 2.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

         Not applicable.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

         The officers, employees and sales force of IDS Life of New York are bonded in the amount of $100 million, by virtue of a blanket fidelity bond issued to American Express Company by Saint Paul Fire and Marine, the leading underwriter.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

         The Owner may assign the Policy at any time. No such assignment is effective as to IDS Life of New York, however, unless it is filed with IDS Life of New York at its Home Office for recording.

                                      III .

           ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

         IDS Life of New York is a stock life insurance company organized under New York in 1972.

26.       (a)  Furnish  the  following  information  with  respect  to all  fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                  Policy 1

                                                                                                        Aggregate
                  Total purchase                      Amount of        Amount of                      gross amount
                    payments by      Amount of     administrations    management       Amount of     of load, fees,
Year                 security        sales load     fees received    fees received     other fees     etc. received
                      holders         received                                          received
----------------- ---------------- --------------- ---------------- ---------------- --------------- ----------------
1994               $8,111,811         $269,275      $2,634,696            $0               $0         $11,015,782
1995                8,347,157          464,724       3,170,655             0                0          11,982,536
1996               13,797,579          551,374       4,121,572             0                0          18,470,525

                  Policy 2

                  Not applicable.

         (b) The following information is furnished with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

                  IDS Life of New York has entered into certain agreements with which it is compensated by the advisors and/or distributors of AIM V.I. Growth and Income Fund and Putnam VT New Opportunities Fund for the administrative services it provides to these funds.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding cessation.

         IDS Life of New York conducts a conventional life insurance business in addition to a variable annuity business. IDS Life of New York conducts this business in the state of New York only.

         IDS Life of New York is also the sponsor of other unit investment trusts consisting of separate accounts funding variable life insurance and variable annuities.

Officials and Affiliated Persons of Depositor

28.       (a)  Furnish as at latest  practicable date the following  information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                  Not applicable.

         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                  Directors. The directors of IDS Life of New York, together with their principal occupations during the last five years, are shown below.

                  John C. Boeder
                  Vice president, Mature Market Group, AEFC, since March 1994; president and chief operating officer, IDS Life of New York , from 1991 to 1994; vice president and chief operating officer, IDS Life of New York, from 1989 to 1991.

                  Roger C. Corea
                  Group vice president, Upstate New York, AEFA, since January 1995; vice president, Northeast Region, AEFA, from May 1987 to December 1994.

                  Charles A. Cuccinello
                  Retired since 1982; former senior vice president, American Express Company.

                  Robert R. Grew
                  Lawyer and Partner, Carter, Ledyard & Milburn, NYC, 1957-present.

                  Robert A. Hatton
                  Vice president and chief operating officer, IDS Life of New York since June 1994; special assignment/Project leader, AEFA, December 1992 to June 1994; manager/Analyst operations, AEFA, August 1989 to December 1992.

                  Richard W. Kling
                  President and chairman of the board, IDS Life of New York, since April 1994; director, IDS Life, since February 1984; President, IDS Life, since March 1994; executive vice president, Marketing and Products, IDS Life, from January 1988 to March 1994; senior vice president, Risk Management Products, AEFC, since May 1994; vice president, AEFC, from January 1988 to May 1994; director and president of IDS Life Series Fund, Inc.; chairman of the board of managers and president of IDS Life Variable Annuity Funds A and B.

                  Edward Landes
                  Retired, former Development Consultants; director, IDS Life Series Fund, Inc., since September 1985; member of the board of Managers of IDS Life Variable Annuity Funds A and B since October 1988. Director of IDS Life Insurance Company of New York; vice president of Financial YMCA Development, YMCA, since 1985.

                  Thomas V. Nicolosi
                  Director since October 1996; group vice president, AEFA, from January 1995 to present; field vice president, AEFA, from January 1988 to December 1994.

                  Stephen P. Norman
                  Secretary, American Express, since 1982.

                  Carl N. Platou
                  Retired since 1990; member of the board of directors, St. Thomas University, since 1990; chief financial officer, Fairview Hospital, from 1953 to 1990.

                  Gordon H. Ritz
                  President, Con Rad Broadcasting Corporation (Minneapolis), since 1975.

                  Richard M. Starr
                  Director since October 1996; managing counsel, American Express Company, since March 1995; senior counsel, American Express Company, from May 1992 to March 1995; counsel, American Express Company, from June 1989 to May 1992.

                  Michael R. Woodward
                  Senior vice president, Field Management, AEFC, since June 1991; region vice president, Atlantic Region, AEFC, from 1988 to June 1991.

                  Principal officers. The following are principal officers of IDS Life of New York. Each officer serves at the pleasure of the Board of Directors.

                  Mario Alaia
                  Claims officer and assistant secretary since 1988.

                  Darrell C. Beckstrom
                  Underwriting officer since 1994; underwriting technical manager, IDS Life, since 1990; senior underwriter, IDS Life, from 1987 to 1992.

                  Eugene C. Chen
                  Chief actuary since November 1996; manager of Life Planning and Analysis, AEFA, from May 1995 to November 1996; senior staff actuary - Product Development Risk Management, IDS Life, from August 1992 to May 1995.

                  Darlene S. Farron
                  Treasurer since June 1996; financial project manager - Finance Department from September 1994 to June 1996; team leader of Premium, Investment and External Reporting - Finance Department from March 1988 to September 1994.

                  Donna M. Gaglione
                  Secretary since 1995; manager of Administrative Services since 1992; treasurer from 1985 to 1992.

                  Margaret M. Grogan, M.D.
                  Medical director since 1986.

                  Lorraine R. Hart
                  Investment officer since March 1992; vice president, Insurance Investments, IDS Life, since October 1989.

                  F. Dale Simmons
                  Vice president and assistant treasurer since 1994; vice president and senior portfolio manager, Insurance Investments, AEFC, since 1990.

                  William A. Stoltzmann
                  Counsel and assistant secretary since March 1990.

Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each Company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

         IDS Life of New York is a wholly owned subsidiary of IDS Life Insurance Company, a Minnesota corporation, which is itself a wholly owned subsidiary of American Express Financial Corporation; American Express Financial Corporation, a Delaware corporation, is a wholly owned subsidiary of American Express Company, American Express Tower, World Financial Center, New York, New York 10285.

Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor.

         None.

Compensation of Officers and Directors of Depositor
Compensation of Officers of Depositor

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

                  To be filed by amendment.

         (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries:

                  To be filed by amendment.

          (c) indirectly or through subsidiaries to each of the officers or partners of the depositor:

                  To be filed by amendment.

Compensation of Directors

32. Furnish the following information with respect to the remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a)      the aggregate direct remuneration to directors:

                  To be filed by amendment.

         (b)      indirectly or through subsidiaries to directors:

                  To be filed by amendment.

Compensation to Employees

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                  Not applicable - see Item 31.

          (b) Furnish the following information with respect to remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to the predominant type of work.

                  Not applicable - see Item 31.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any persons (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceed $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

         Not applicable - see Item 31.

                                                   IV.

                                DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

         IDS Life of New York currently sells Policy 1 and intends to sell Policy 2 in New York only.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

         Not applicable.

37.       (a)  Furnish the following  information  with respect to each instance where subsequent to January 1, 1937, any Federal or state governmental officer, agency or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc., and which denial was subsequently rescinded.

                  (1)      Name of officer, agency or body.

                  (2)      Date of denial.

                  (3)      Brief statement of reasons given for denial.

         Not applicable.

         (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any Federal or state governmental officer, agency or regulatory body.

                  (1)      Name of officer, agency or body.

                  (2)      Date of revocation.

                  (3)      Brief statement of reason given for revocation.

                  Not applicable.

38.      (a)      Furnish a general description of the method of distribution of securities of the trust.

                  IDS Life of New York may be deemed to be the principal underwriter of the Policy and will perform all sales and administrative duties. IDS Life of New York will distribute the Policy exclusively through a sales force it shares with American Express Financial Advisors Inc. AEFA is a registered broker/dealer, and is a member of the National Association of Securities Dealers, Inc. (NASD). Members of the IDS Life of New York sales force are trained and licensed to sell both the conventional insurance products of the Company, as well as its variable life insurance and annuity contracts.

         (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                  Variable Annuity and Life Insurance Distribution Agreement between AEFA (formerly IDS Financial Services, Inc.) and IDS Life of New York. Under this agreement, IDS Life of New York appoints AEFA to solicit and procure, within the state of New York, applications for variable life insurance policies. Sales compensation will be paid according to compensation schedules published periodically. This agreement became effective July 1, 1987 and may be terminated by mutual agreement of the parties upon 30 days' notice.

         (c) State the substance of any current agreement or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions, and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                  Policy 1

                  IDS Life of New York will pay a commission of up to 47.5 percent of the Initial Minimum Monthly Premium (annualized) when the Policy is sold, plus up to 3 percent of all premiums in excess of twelve times the Minimum Monthly Premium. Additional commissions will be paid if an increase in coverage occurs. IDS Life of New York will also pay approximately 27 percent of the total representative's commission to the field vice presidents and district sales managers of the selling representative.

                  Policy 2

                  To be filed by amendment.

Information Concerning Principal Underwriter

39.       (a)  State the form of organization  of each principal  underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                  American Express Financial Advisors, Inc.
                  IDS Tower 10
                  Minneapolis, MN  55440

         (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

American Express Financial Advisors Inc. is a member of the NASD.

40.       (a)  Furnish  the  following  information  with  respect  to all  fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statement filed herewith.

                  Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                    (1)  The nature of such fee or participation.

                    (2)  The name of the person making payment.

                    (3) The nature of the services rendered in consideration for such fee or participation.

                    (4)  The aggregate amount received during the last financial
                         year  covered  by  the   financial   statements   filed
                         herewith.

                  Not applicable.

41.       (a)  Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                  AEFA offers mutual funds, investment certificates and a broad range of financial management services. AEFA serves individuals and businesses through its nationwide network of more than 177 offices and more than 8,350 financial advisors.

         (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                  Robert A. Hatton
                  VP and Chief Operating Officer
                  IDS Life of New York
                  20 Madison Ave. Ext.
                  Albany, NY  12203

         (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed by such salesmen in such year.

                  Policy 1

                  There were 511 individual salesmen.

                  Policy 2

                  Not applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

         Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

         Not applicable.

43.       (a)  Furnish  information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

                  Policy 1

                  The Owner determines in the application what portions, if any, of the premiums are to be allocated to the Fixed Account and/or to each of the subaccounts. Until the date that an application is approved by IDS Life of New York's home office underwriting department, the premiums received by IDS Life of New York are held in IDS Life of New York's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life of New York's home office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the subaccounts, in accordance with the allocation instructions received from the Owner in the application. At that time, the various loads, fees, charges and expenses will begin to be assessed.

                  Upon allocation to the appropriate subaccounts, the policy value in the Subaccounts is converted into accumulation units of the subaccount. The number of accumulation units to be credited to the Policy is determined by dividing the policy value in the Subaccount by the accumulation unit value of that Subaccount as of the end of the valuation period during which the policy value was allocated to the respective subaccounts. When amounts are transferred between the subaccounts, the accumulation units in the first subaccount will be reconverted into a cash value by multiplying the accumulation unit value by the number of accumulation units necessary to equal the amount to be transferred. The amount transferred will then be converted into accumulation units of the second subaccount.

                  The investment experience of a subaccount reflects increases or decreases in the net asset value of the underlying fund shares or in the value of units of the Trust and any charges against the assets in each subaccount. Policy values for the subaccounts are determined by multiplying the number of accumulation units credited to the subaccounts by the appropriate current accumulation unit value(s). The value of the accumulation unit for each of the subaccounts was arbitrarily set initially at $1. Units of each Trust will be valued at the "Sponsor's Repurchase Price" as defined in the prospectus for the Trust.

                  The value of an accumulation unit for any of the subaccounts for any valuation period is determined by multiplying that subaccount's accumulation unit value for the immediately preceding valuation period by the Net Investment Factor for the valuation period for which the accumulation unit value is being calculated.

                  The Net Investment Factor for any subaccount investing in any portfolio of the Fund or in any Trust for any valuation period is determined by dividing (1) by (2) and subtracting (3) from the result where:

                  (1)      is the net result of:

                    (a) the net asset value per share of the portfolio or the value of a unit of the Trust held in the subaccount determined at the end of the current valuation period, plus

                    (b)  the per share  amount of any  dividend or capital  gain distribution made by the portfolio held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus

                    (c) a charge or credit for any taxes reserved for, which is determined by IDS Life of New York to have resulted from the investment operations of the subaccount.

                  (2)      is the net result of:

                    (a) the asset value per share of the portfolio or the value of a unit of the Trust held in the subaccount determined as of the end of the immediately preceding valuation period, plus or minus

                    (b) the charge or credit for any taxes reserved for the immediately preceding valuation period.

                  (3) is the percentage factor representing the mortality and expense risk charge. Such factor is equal on an annual basis to .90 percent of the daily net asset value of the subaccount. In addition, for subaccounts investing in one or more Trusts, this factor will include a daily asset charge to reimburse IDS Life of New York for the transaction charge which it has paid to Smith Barney.

                  The transaction charge is currently .25 percent on an annual basis and is guaranteed to never exceed .50 percent.

         Policy 2

         Policy value

         The value of the owner's policy is the sum of values in the fixed account and each subaccount of the variable account.

         Fixed account value

         The value in the fixed account on the policy date (when the policy is issued) equals the portion of the initial net premium that the owner has allocated to the fixed account, plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that the owner has allocated to the fixed account.

         On any later date, the value in the fixed account equals:

                    o    the value on the previous monthly date; plus

                    o net premiums allocated to the fixed account since the last monthly date; plus

                    o    any   transfers   to  the   fixed   account   from  the
                         subaccounts, including loan transfers, since the last monthly date; plus

                    o    accrued interest on all of the above; minus

                    o    any   transfers   from  the   fixed   account   to  the
                         subaccounts, including loan repayment transfers, since the last monthly date; minus

                    o    any  partial   surrenders  or  partial  surrender  fees
                         allocated to the fixed account since the last monthly date; minus

                    o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus

                    o any portion of the monthly deduction for the coming month that is allocated to the fixed account if the date of calculation is a monthly date.

         Subaccount values

         The value in each subaccount changes daily, depending on the investment performance of the fund in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. The owner bears the entire investment risk.

         Calculation of subaccount value: The value in each subaccount on the policy date equals the portion of the owner's initial net premium allocated to that subaccount plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that you have allocated to that subaccount. The value of each subaccount on each valuation date equals:

                    o the value of the subaccount on the preceding valuation date, multiplied by the net investment factor for the current valuation period (explained below); plus

                    o net premiums received and allocated to the subaccount during the current valuation period; plus

                    o    any transfers to the subaccount (from the fixed account
                         or  other   subaccounts,   including   loan   repayment
                         transfers) during the period; minus

                    o    any  transfers  from  the  subaccount   including  loan
                         transfers during the current valuation period; minus

                    o any partial surrenders and partial surrender fees allocated to the subaccount during the period; minus

                    o any portion of the monthly deduction allocated to the subaccount during the period.

         The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

         Accumulation units: The policy value allocated to each subaccount is converted into accumulation units. Each time the owner directs a premium payment or transfers policy value into one of the subaccounts, a certain number of accumulation units are credited to their policy for that subaccount. Conversely, each time they take a partial surrender or transfer value out of a subaccount, a certain number of accumulation units are subtracted.

         Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the fund, they're related to, but not the same as, the net asset value of the corresponding fund. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying fund, and on certain charges. Here's how unit values are calculated:

         Number of units: To calculate the number of units for a particular subaccount, IDS Life of New York divides the owner's investment (net premium or transfer amount) by the current accumulation unit value.

         Accumulation unit value: The current value for each subaccount equals the last value times the current net investment factor.

         Net investment factor: Determined at the end of each valuation period, this factor equals (a divided by b) - c, where:

                  (a)      equals:

                    o    net asset value per share of the portfolio; plus

                    o per-share amount of any dividend or capital gain distribution made by the relevant fund portfolio to the subaccount; plus

                    o    any credit or minus any charge  for  reserves  to cover
                         any  tax  liability   resulting   from  the  investment
                         operations of the subaccount.

                  (b)      equals:

                    o net asset value per share of the portfolio at the end of the preceding valuation period; plus

                    o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

               (c) is a percentage factor representing the mortality and expense risk charge.

         Factors that affect subaccount accumulation units:

         Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

         The number of accumulation units the owner owns may fluctuate due to:

                    o    additional   purchase   payments   allocated   to   the
                         subaccounts;

                   o        transfers into or out of the subaccount(s);

                   o        partial surrenders and partial surrender fees;

                   o        surrender charges; and/or

                   o        monthly deductions.

         Accumulation unit values may fluctuate due to:

                   o        changes in underlying fund net asset value;
                   o        dividends distributed to the subaccount(s);
                   o capital gains or losses of underlying fund portfolios;
                   o        fund portfolio operating expenses; and/or
                   o        mortality and expense risk fees.

          (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                  Policy 1

                  The cost of insurance for any given Policy will vary with age, sex and health of the Insured.

                  Policy 2

                  No Policy has been offered for sale to the public.

         (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                  Policy 1 and 2

                  There is no variation in offering price of interests in a Subaccount. The cost of insurance for any given Policy will vary with the age, sex and health of the Insured.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

          (a)  by whose action redemption rights were suspended.

          (b) the number of days notice given to security holders prior to suspension of redemption rights.

          (c)  reason for suspension.

          (d)  period during which suspension was in effect.

         Not applicable.

Redemption Valuation of Securities of the Trust

46.       (a)  Furnish the following  information  with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

               (1) The source of quotations used to determine the value of portfolio securities.

                           Net asset values as provided by the Fund's Portfolios or value of units of the Trust as provided by the Evaluator.

               (2) Whether opening, closing, bid, asked or any other price is used.

                           Net asset value or unit value as of the end of the appropriate Valuation Period is used.

               (3) Whether price is as of the day of sale or as of any other time.

                           As of the end of the appropriate Valuation Period.

               (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                           See Items 13(d), 17(a) and 18(c).

               (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

                           None, other than as set forth in (4) above.

               (6)  Whether adjustments are made for fractions.

                           Not applicable.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

                  Not applicable.

Purchase and Sale of Interests to Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities and interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

         Policies 1 and 2

         The Subaccounts will maintain positions in Fund shares or Trust units by purchasing Fund shares and/or Trust units at net asset value with premiums in accordance with instructions from the Owner in the application. The Subaccounts will redeem Fund shares and/or Trust units at net asset value for the purpose of meeting Policy obligations, or making adjustments in reserves held in the Subaccounts. There is no procedure for the purchase of underlying securities or interest therein from Owners who exercise surrender rights.

                                                    V.

                             INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

         (a)      Name and principal business address:

                  Not applicable as IDS Life of New York will serve as custodian for the Variable Account.

         (b)      Form of organization.

                  Not applicable as IDS Life of New York will serve as custodian for the Variable Account.

         (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

                  Not applicable as IDS Life of New York will serve as custodian for the Variable Account.

         (d)      Name of governmental supervising or examining authority.

                  Not applicable as IDS Life of New York will serve as custodian for the Variable Account.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

         See Item 48.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

         Not applicable.

                                       VI.

            INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to the insurance of holders of securities:

         (a)      The name and address of the insurance company.

                  All insurance elements of the Policies are provided by IDS Life of New York.

         (b)     The types of policies and whether individual or group policies.

                  Policy 1

                  The Policy is a flexible premium variable life insurance policy and is issued on an individual basis.

                  Policy 2

                  The policy is a flexible premium survivorship variable life insurance policy and is issued on an individual basis.

         (c)      The types of risks insured and excluded.

                  Under the Policies the Company assumes the risk that insureds covered by the Policies may die before anticipated and that the charge for this mortality risk may prove insufficient. The Company assumes an expense risk that deductions for expenses may not be adequate. Under the Policies, the company assumes the risks under the death benefit guarantee if the minimum monthly premiums are timely paid.

         (d)      The coverage of the policies.

                  See Paragraph (c) of this Item.

         (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                  The recipient of the benefits of the insurance undertakings described in Item 51(c) is either the designated primary beneficiary, any contingent beneficiaries, or the estate of the insured as stated in the application for the Policy. There is no limitation on the use of the proceeds.

         (f)      The terms and manner of cancellation and of reinstatement.

                  The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be canceled while the Policy remains in effect. See Item 10(d) with respect to lapse of the Policy.

         (g) The method of determining the amount of premiums to be paid by holders of securities.

                  Policy 1

                  The amount and frequency of premium payments will affect the policy value, the Cash Surrender Value, and how long the Policy will remain in force (including affecting whether the Death Benefit Guarantee is in effect). After the initial premium, the Owner may determine the amount and timing of subsequent premium payments, subject to certain limitations. In most cases, payment of cumulative premiums sufficient to maintain the Death Benefit Guarantee will be required to keep the Policy in force during at least the first several policy years.

                  The initial premium is the amount of money submitted by the Owner with the application. It is the combination of the Scheduled Premium and any unscheduled premium.

                  The scheduled premium is the premium shown on the Policy Data page of the Policy. The scheduled premium will serve only as an indication of the Owner's intent as to the frequency and amount of future premium payments.

                  The Owner may change the amount and frequency of scheduled premium payments by written request. The Owner may also skip scheduled premium payments. Any change in amount may be subject to applicable tax laws and regulations.

                  Scheduled premiums may be paid annually, semi-annually, or quarterly. Payment at any other interval must be approved by IDS Life of New York. The minimum scheduled premium payment IDS Life of New York will accept is $25. IDS Life of New York also reserves the right to limit the amount of any increase in scheduled premiums.

                  An unscheduled premium is any premium paid that is not included with a Scheduled Premium. The Company reserves the right to limit the number and amount of unscheduled premiums. Currently, the maximum payment IDS Life of New York will accept is $500,000.

                  In order to receive favorable tax treatment under sections 72, 101 and 7702 of the Internal Revenue Code, the premiums paid during the life of the Policy must not exceed certain premium guideline limitations. In order to comply with the law, IDS Life of New York can either refuse excess premiums as they are paid, or refund premiums with interest no later than 60 days after the Policy Anniversary in which they were paid.

                  Until the insured's attained age 65, or five years from the policy date, whichever is later, the policy will not terminate even if the cash surrender value is insufficient to cover the monthly deduction on a monthly date if (a) equals or exceeds
                  (b) where:

               (a)  is  the  sum  of  all  premiums  paid,   minus  any  partial
                    surrenders, and minus any indebtedness; and

               (b) is the minimum monthly premium, as shown under Policy Data in the Policy, times the number of months since the Policy Date, including the current month.

                  Minimum monthly premiums may be paid on other than a monthly basis as long as the sum of premiums paid is at least equal to the total required Minimum Monthly Premiums at all times.

                  If on a monthly date, sufficient premiums have not been paid to maintain the Death Benefit Guarantee, an additional period of 61 days will be allowed for the payment of a premium sufficient to pay the required minimum monthly premiums. Notice of such premium will be mailed to the Owner's last known address. If the premium is not paid within this period, the death benefit guarantee provision will no longer be in effect and cannot be reinstated.

                  The minimum monthly premium will change if the specified amount is increased or decreased or if riders are added, changed or terminated. The new minimum monthly premium will apply from the date of the change.

                  A death benefit guarantee charge is included in the monthly deduction in the first five policy years or until the insured's attained age 65, whichever is later. The charge will not be taken if, as described above, the death benefit guarantee provision is no longer in effect.

                  For any month that the monthly deduction is being paid for by a Waiver of Monthly Deduction Rider attached to the policy, the minimum monthly premium for that month will be zero.

                  Policy 2

                  Payment of premiums:

                  In applying for the policy, the owner decides how much they intend to pay and how often they will make payments. During the early policy years until the policy value is sufficient to cover the surrender charge, IDS Life of New York requires that the owner pay the premium minimum initial premium period in effect.

                  The owner may schedule payments annually, semiannually, or quarterly. (Payment at any other interval must be approved by IDS Life of New York.) This premium schedule is shown in the owner's policy.

                  The scheduled premium serves only as an indication of the owner's intent as to the frequency and amount of future premium payments. The owner may skip scheduled premium payments at any time if the cash surrender value is sufficient to pay the monthly deduction, or if the owner has paid sufficient premium to keep the DBG-100 or the minimum initial premium period in effect.

                  The owner may also change the amount and frequency of scheduled premium payments by written request. IDS Life of New York reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

                  Although the owner has flexibility in paying premiums, the amount and frequency of the owner's payments will affect the policy value, cash surrender value and length of time their policy will remain in force, as well as affect whether the DBG-100 or the minimum initial premium period remain in effect.

                  Premium limitations:

                  The owner may make unscheduled premium payments at any time and in an amount of at least $50. IDS Life of New York reserves the right to limit the number and amount of unscheduled premium payments.

                  No premium payments, scheduled or unscheduled, are allowed on or after the youngest insured's attained insurance age 100.

                  Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, IDS Life of New York can either refuse excess premiums as they are paid, or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

                  Allocation of premiums:

                  Until the policy date, IDS Life of New York holds all premiums in the fixed account, and we credit interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, IDS Life of New York will allocate the net premiums plus accrued interest to the account(s) the owner has selected in the owner's application. At that time, IDS Life of New York will begin to assess the various loads, fees and charges.

                  Any amount allocated to a subaccount is converted into accumulation units of that subaccount, as explained under "Policy Value." Similarly, when transferring value between subaccounts, accumulation units in one subaccount are converted into a cash value, which is then converted into accumulation units of the second subaccount.

                  Keeping the policy in force

                  This section includes a description of the policy provisions that determines if the policy will remain in force or lapse (terminate). It is important that the owner understands them so the appropriate premium payments are made to ensure that insurance coverage meets the owner's objectives.

                  If the owner wishes to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 100 regardless of investment performance, they should pay at least the DBG-100 premium.

                  If the owner wishes to pay yet a lower premium and are not concerned with a long-term guarantee that the policy will remain in force regardless of investment performance, they can pay premiums so that the cash surrender value on each monthly date is sufficient to pay the monthly deduction. However, during the minimum initial premium period, they must pay at least the minimum initial premium until the policy value is greater than the surrender charge and the cash surrender value is sufficient to pay the monthly deduction. At that time the owner may be able to reduce their premiums as long as the cash surrender value continues to be sufficient to pay the monthly deduction.

                  Death benefit guarantee to age 100

                  The DBG-100 provides that the policy will remain in force until the youngest insured's attained insurance age 100 even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-100 will remain in effect, as long as:

                    the sum of premiums paid minus partial surrenders minus outstanding indebtedness equals or exceeds

                    the DBG-100 premiums due since the policy date.

                  The DBG-100 premium is shown in the policy.

                  If, on a monthly date, the owner has not paid enough premiums to keep the DBG-100 in effect, an additional period of 61 days will be allowed for the owner to pay a premium sufficient to bring the total up to the required minimum. If they do not pay this amount within 61 days, the DBG-100 will terminate. If the DBG-100 is not in effect, their policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated, the DBG-100 cannot be reinstated.

                  Minimum initial premium period

                  To allow the owner the opportunity to increase their policy value gradually so that the cash surrender value is sufficient to pay the monthly deduction, they may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown under Policy Date, if:

                           (1) on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and

                           (2) the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown under Policy Data, times the number of months since the Policy Date, including the current month.

                  The minimum initial period is

                           4 years if the youngest insured's insurance age is 20-29 3 years if the youngest insured's insurance age is 30-39 2 years if the youngest insured's insurance age is 40-49 1 years if the youngest insured's insurance age is 50 and over.

                  Grace period

                  If the cash surrender value of the policy becomes less than that needed to pay the monthly deduction and neither the death benefit guarantee nor the minimum initial premium period is in effect, the owner will have 61 days to pay the required premium amount. If the required premium is not paid, the policy will lapse.

                  IDS Life of New York will mail a notice to the owner's last known address, requesting payment of the premium needed so that the next three monthly deductions can be made. If IDS Life of New York receives this premium before the end of the 61-day grace period, IDS Life of New York will use the payment to pay all monthly deductions and any other charges then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments.

                  If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. If the last surviving insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

               (h) The amount of aggregate premiums paid to the insurance company during the fiscal year.

                  Policy 1

                  In 1996, VUL-NY had contract premiums of $13,797,579. This is after the premium expense charge, and other expenses.

                  Policy 2

                  No policy is currently being sold.

         (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amount involved, and the nature of the services rendered therefor.

                  Policy 1

                  IDS Life of New York deducts a sales charge and a charge for premium taxes from each premium payment. The total of these charges is called the Premium Expense Charge.

                  Sales Charge: A sales charge of 2.5% of each premium payment will be deducted to compensate IDS Life of New York for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the prospectuses and sales literature.

                  Premium Tax Charge: A charge of 1.0% of each premium payment will be deducted to compensate IDS Life of New York for paying state premium taxes imposed by the state of New York on premiums received by insurance companies.

                  Also, deductions are made from the Policy Value after the premiums have been allocated to the Subaccounts. However, no person other than IDS Life of New York receives the amounts deducted for the mortality and expense risk charge, the mortality charges, or the minimum death benefit guarantee risk charge. IDS Life of New York may, from time to time, enter into reinsurance treaties with other insurers whereby these insurers may agree to reimburse IDS Life of New York for mortality expenses. However, any such arrangements do not affect the Policy.

                  Policy 2

                  IDS Life of New York deducts a sales charge and a charge for premium taxes from each premium payment. The total of these charges is called the Premium Expense Charge. IDS Life of New York deducts this charge from each premium payment. The amount remaining after the deduction called net premium, is credited to the account(s) you have selected. The premium expense charge has three parts:

                  Sales Charge: A sales charge of 7.25% of all premiums paid. Partially compensates IDS Life of New York for expenses in distributing the Policy, including agents' commissions, advertising and printing of prospectuses and sales literature.

                  Premium tax charge: 1.0% of each premium payment. Compensates IDS Life of New York for paying taxes imposed by the State of New York on premiums received by insurance companies.

                  Federal tax charges: 1.25% of each premium payment. Compensates IDS Life of New York for paying Federal taxes resulting from the sale of the policy and is a reasonable charge in relation to IDS Life of New York's federal tax burden. IDS Life of New York reserves the right to change the amount of this charge if applicable federal law changes IDS Life of New York's federal tax burden subject to the approval of the Superintendent of Insurance.

               (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                  Not applicable.

                                                  VII .

                                           POLICY OF REGISTRANT

52.       (a)  Furnish the  substance  of the  provisions  of any  indenture  or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                  If shares of any Fund Portfolio and/or units of the Trust should not be available for purchase by the appropriate Subaccount or if, in the judgment of IDS Life of New York's management, further investment in such shares is no longer appropriate in view of the purposes of the Subaccount, shares of another registered, open-end management investment company or units of another unit investment trust may be substituted for Fund shares or Trust units, respectively, held in the Subaccount. If deemed by IDS Life of New York to be in the best interest of persons having voting rights under the Policy, the Subaccount may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under such Act in the event such registration is no longer required. In the event of any such substitution or change, IDS Life of New York may, without the consent or approval of the Owners, amend the Policy and take whatever action is necessary and appropriate. However, no such substitution or change will be made without any necessary approval of the Securities and Exchange Commission or the insurance department of the state of New York. IDS Life of New York will notify Owners within five (5) days of any substitution or change.

         (b) Furnish information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                  Not applicable.

          (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                  (1)      the grounds for elimination and substitution;

               (2) the type of securities which may be substituted for any underlying security;

               (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

               (4) whether such substituted securities may be the securities of any other-investment company; and

                  (5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                  See Item 52(a).

         (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                  None.

Regulated Investment Company

53.      (a)      State the taxable status of the trust.

                  The Policies are designed for use by individuals in meeting their insurance and financial security needs. The ultimate effect of Federal income taxes on the Policy Value, on benefit payments and on the economic benefit to the Policy Owner or Beneficiary depends on both IDS Life of New York's tax status and upon the tax status of the individual concerned.

                  IDS Life of New York is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from IDS Life of New York for tax purposes, and its operations form a part of IDS Life of New York, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code.

         (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

                  Not applicable.

                                                  VIII .

                                  FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

         Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

         Policy 1

         The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a 35-year-old male nonsmoker, under Death Benefit Option 1, if:

          o        the annual rate of return of the fund is 0%, 6% or 12%.
          o Cost of insurance rates and policy fees are - current rates and fees for policies purchased before Mar 1, 1993 - guaranteed rates and fees.

         Any such illustration involves a number of detailed assumptions. (See chart, "Understanding the illustrations.") To the extent that your own circumstances differ from those assumed in the illustrations, your expected results would also differ.

         Upon request, you will be furnished with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual age of the person you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

         Understanding the illustrations:

         Rates of return assumed to be uniform, gross, after-tax, annual rates of 0%, 6% or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the funds as a whole but differed across individual funds.

          Insured: assumed to be a male insurance age 35, in a standard rate classification, qualifying for the nonsmoker rate. Results would be lower if the insured were in a substandard rate classification or did not qualify for the non-smoker rate.

          Premiums: A $900 premium is assumed to be paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

         Policy loans and partial withdrawals: It is assumed that none have been made. (Since indebtedness is assumed to be zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

         Effect of expenses and charges: The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund because expenses paid by the fund and charges made against the subaccounts have been deducted. These include:

          o the daily investment management fee paid by the funds, assumed to be equivalent to an annual rate of 0.7% of the fund's average daily net assets;

          o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually; and

          o a nonadvisory expense charge of 0.1% of each fund's average daily net assets for direct expenses incurred by the fund.

         The nonadvisory expense charge for IDS Life Series Fund is capped by IDS Life of New York at 0.1%, even though actual expenses on the IDS Life Series Fund - Government Securities Portfolio ranged up to 0.18%, IDS Life Series Fund - Money Market Portfolio ranged up to 0.23% and IDS Series Fund - International Equity Portfolio ranged up to 0.37%. Although IDS Life of New York reserves the right to discontinue capping these expenses, IDS Life of New York's present intent is to continue the cap indefinitely until actual expenses are less than the cap. Should IDS Life of New York discontinue the cap prior to that time, the policy values and the death benefits in the tables generally would be less. Other expenses for the period ended Dec. 31, 1996 were 0.09% for Putnam VT New Opportunities Fund. For AIM V.I. Growth and Income Fund other expenses (annualized) were 0.13% for the period ended Dec. 31, 1996.

         After deduction of the above expenses and charges, the illustrated gross annual investment rates of return of 0%, 6% and 12% correspond to approximate net annual rates of -1.69%, 4.21% and 10.11%, respectively.

         Taxes: Results shown in the tables reflect the fact that IDS Life of New York does not currently charge the subaccount for federal income tax. If such a charge is taken in the future, the funds will have to earn more than they do now in order to produce the death benefits and policy values illustrated.

Illustration                                                                   Policies purchased before May 1, 1993
---------------------------------------------------------------------------------------------------------------------
Initial specified amount                           Male age 35                            Current costs assumed
$100,000 Death benefit                              nonsmoker                              annual premium $900
Option 1
---------------------------------------------------------------------------------------------------------------------
         Premium    Death benefit (1)(2) assuming     Policy value (1)(2) assuming     Cash surrender value (1)(2)
         accumul-ated hypothetical gross annual        hypothetical gross annual       assuming hypothetical gross
         with            investment return of             investment return of         annual investment return of
 End of  annual
 policy  interest
  year     at 5%           0%         6%        12%         0%         6%        12%         0%        6%        12%
---------------------------------------------------------------------------------------------------------------------

   1     $     945   $100,000   $100,000   $100,000    $   618    $   662    $   705   $      0  $     14 $       58
   2         1,937    100,000    100,000    100,000      1,226      1,352      1,483        499       625        756
   3         2,979    100,000    100,000    100,000      1,814      2,061      2,329      1,028     1,276      1,544
   4         4,073    100,000    100,000    100,000      2,381      2,790      3,250      1,537     1,945      2,406
   5         5,222    100,000    100,000    100,000      2,929      3,538      4,254      2,028     2,637      3,353

   6         6,428    100,000    100,000    100,000      3,445      4,297      5,338      2,724     3,576      4,617
   7         7,694    100,000    100,000    100,000      3,942      5,077      6,522      3,402     4,536      5,982
   8         9,024    100,000    100,000    100,000      4,410      5,869      7,806      4,049     5,509      7,446
   9        10,240    100,000    100,000    100,000      4,859      6,686      9,212      4,679     6,506      9,032
   10       11,886    100,000    100,000    100,000      5,280      7,516     10,742      5,280     7,516     10,742

   11       13,425    100,000    100,000    100,000      5,673      8,362     12,409      5,673     8,362     12,409
   12       15,042    100,000    100,000    100,000      6,038      9,224     14,229      6,038     9,224     14,229
   13       16,739    100,000    100,000    100,000      6,365     10,093     16,208      6,365    10,093     16,208
   14       18,521    100,000    100,000    100,000      6,665     10,979     18,375      6,665    10,979     18,375
   15       20,392    100,000    100,000    100,000      6,929     11,875     20,741      6,929    11,875     20,741

   16       22,356    100,000    100,000    100,000      7,157     12,780     23,328      7,157    12,780     23,328
   17       24,419    100,000    100,000    100,000      7,338     13,686     26,152      7,338    13,686     26,152
   18       26,585    100,000    100,000    100,000      7,473     14,593     29,242      7,473    14,593     29,242
   19       28,859    100,000    100,000    100,000      7,552     15,492     33,621      7,552    15,492     33,621
   20       31,247    100,000    100,000    100,000      7,564     16,373     36,316      7,564    16,373     36,316

 age 60     45,102    100,000    100,000    100,000      6,768     20,655     60,169      6,768    20,655     60,169
 age 65     62,785    100,000    100,000    113,472      3,434     23,746     96,010      3,434    23,746     93,010

(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                                                          Policies purchased on or after May 1, 1993
Illustration                                                                            and before November 20, 1997
---------------------------------------------------------------------------------------------------------------------
Initial specified amount                           Male age 35                            Current costs assumed
$100,000 Death benefit                              nonsmoker                              annual premium $900
Option 1
---------------------------------------------------------------------------------------------------------------------
         Premium    Death benefit (1)(2) assuming     Policy value (1)(2) assuming     Cash surrender value (1)(2)
         accumul-ated hypothetical gross annual        hypothetical gross annual       assuming hypothetical gross
         with            investment return of             investment return of         annual investment return of
 End of  annual
 policy  interest
  year     at 5%           0%         6%        12%         0%         6%        12%         0%        6%        12%
---------------------------------------------------------------------------------------------------------------------

   1     $     945   $100,000   $100,000   $100,000    $   618    $   662    $   705   $      0  $     14 $       58
   2         1,937    100,000    100,000    100,000      1,226      1,352      1,483        503       628        760
   3         2,979    100,000    100,000    100,000      1,814      2,061      2,329      1,032     1,279      1,547
   4         4,073    100,000    100,000    100,000      2,381      2,790      3,250      1,540     1,949      2,409
   5         5,222    100,000    100,000    100,000      2,929      3,538      4,254      2,029     2,639      3,355

   6         6,428    100,000    100,000    100,000      3,456      4,308      5,350      2,735     3,587      4,629
   7         7,694    100,000    100,000    100,000      3,965      5,101      6,547      3,424     4,560      6,007
   8         9,024    100,000    100,000    100,000      4,452      5,914      7,854      4,091     5,554      7,494
   9        10,420    100,000    100,000    100,000      4,915      6,747      9,279      4,735     6,567      9,099
   10       11,886    100,000    100,000    100,000      5,352      7,598     10,833      5,352     7,598     10,833

   11       13,425    100,000    100,000    100,000      5,763      8,467     12,529      5,763     8,467     12,529
   12       15,042    100,000    100,000    100,000      6,149      9,356     14,384      6,149     9,356     14,384
   13       16,739    100,000    100,000    100,000      6,508     10,263     16,411      6,508    10,263     16,411
   14       18,521    100,000    100,000    100,000      6,837     11,188     18,628      6,837    11,188     18,628
   15       20,392    100,000    100,000    100,000      7,134     12,128     21,053      7,134    12,128     21,053

   16       22,356    100,000    100,000    100,000      7,397     13,082     23,707      7,397    13,082     23,707
   17       24,419    100,000    100,000    100,000      7,625     14,050     26,615      7,625    14,050     26,615
   18       26,585    100,000    100,000    100,000      7,811     15,027     29,800      7,811    15,027     29,800
   19       28,859    100,000    100,000    100,000      7,952     16,008     33,291      7,952    16,008     33,291
   20       31,247    100,000    100,000    100,000      8,042     16,992     37,120      8,042    16,992     37,120

 age 60     45,102    100,000    100,000    100,000      7,565     21,792     62,844      7,565    21,792     62,844
 age 65     62,785    100,000    100,000    128,223      4,981     25,956    105,101      4,981    25,956    105,101

(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration                                                                  Policies purchased on or after November
                                                                                                             20, 1997
----------------------------------------------------------------------------------------------------------------------
Initial specified amount                           Male age 35                            Current costs assumed
$100,000 Death benefit                              nonsmoker                              annual premium $900
Option 1
----------------------------------------------------------------------------------------------------------------------
         Premium    Death benefit (1)(2) assuming     Policy value (1)(2) assuming     Cash surrender value (1)(2)
         accumul-ated hypothetical gross annual        hypothetical gross annual       assuming hypothetical gross
         with            investment return of             investment return of         annual investment return of
 End of  annual
 policy  interest
  year     at 5%           0%         6%        12%         0%         6%        12%         0%        6%         12%
----------------------------------------------------------------------------------------------------------------------

   1     $     945   $100,000   $100,000   $100,000    $   621    $   665    $   709   $      0   $     7  $       61
   2         1,937    100,000    100,000    100,000      1,232      1,358      1,490        508       635         766
   3         2,979    100,000    100,000    100,000      1,823      2,071      2,340      1,040     1,288       1,557
   4         4,073    100,000    100,000    100,000      2,393      2,802      3,265      1,552     1,961       2,424
   5         5,222    100,000    100,000    100,000      2,943      3,554      4,273      2,043     2,655       3,374

   6         6,428    100,000    100,000    100,000      3,473      4,328      5,374      2,752     3,607       4,653
   7         7,694    100,000    100,000    100,000      3,984      5,125      6,576      3,444     4,584       6,036
   8         9,024    100,000    100,000    100,000      4,474      5,942      7,889      4,113     5,582       7,529
   9        10,420    100,000    100,000    100,000      4,942      6,782      9,324      4,762     6,602       9,144
   10       11,886    100,000    100,000    100,000      5,384      7,639     10,888      5,384     7,639      10,888

   11       13,425    100,000    100,000    100,000      5,800      8,516     12,595      5,800     8,516      12,595
   12       15,042    100,000    100,000    100,000      6,192      9,413     14,462      6,192     9,413      14,462
   13       16,739    100,000    100,000    100,000      6,555     10,328     16,503      6,555    10,328      16,503
   14       18,521    100,000    100,000    100,000      6,889     11,261     18,735      6,889    11,261      18,735
   15       20,392    100,000    100,000    100,000      7,194     12,213     21,179      7,194    12,213      21,179

   16       22,356    100,000    100,000    100,000      7,465     13,180     23,854      7,465    13,180      23,854
   17       24,419    100,000    100,000    100,000      7,699     14,160     26,784      7,699    14,160      26,789
   18       26,585    100,000    100,000    100,000      7,893     15,149     29,994      7,893    15,149      29,994
   19       28,859    100,000    100,000    100,000      8,041     16,145     33,512      8,041    16,145      33,512
   20       31,247    100,000    100,000    100,000      8,141     17,145     37,373      8,141    17,145      37,373

 age 60     45,102    100,000    100,000    100,000      7,714     22,042     63,312      7,714    22,042      63,312
 age 65     62,785    100,000    100,000    129,185      5,182     26,336    105,889      5,182    26,336     105,889

(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration
---------------------------------------------------------------------------------------------------------------------
Initial specified amount                           Male age 35                          Guaranteed costs assumed
$100,000 Death benefit                              nonsmoker                              annual premium $900
Option 1
---------------------------------------------------------------------------------------------------------------------
         Premium    Death benefit (1)(2) assuming     Policy value (1)(2) assuming     Cash surrender value (1)(2)
         accumul-ated hypothetical gross annual        hypothetical gross annual       assuming hypothetical gross
         with            investment return of             investment return of         annual investment return of
 End of  annual
 policy  interest
  year     at 5%           0%         6%        12%         0%         6%        12%         0%        6%        12%
---------------------------------------------------------------------------------------------------------------------

   1     $     945   $100,000   $100,000   $100,000    $   618    $   662    $   705   $      0  $     14 $       58
   2         1,937    100,000    100,000    100,000      1,226      1,352      1,483        503       628        760
   3         2,979    100,000    100,000    100,000      1,814      2,061      2,329      1,032     1,279      1,547
   4         4,073    100,000    100,000    100,000      2,381      2,790      3,250      1,540     1,949      2,409
   5         5,222    100,000    100,000    100,000      2,929      3,538      4,254      2,029     2,639      3,355

   6         6,428    100,000    100,000    100,000      3,445      4,297      5,338      2,724     3,576      4,617
   7         7,694    100,000    100,000    100,000      3,942      5,077      6,522      3,402     4,536      5,982
   8         9,024    100,000    100,000    100,000      4,410      5,869      7,806      4,049     5,509      7,446
   9        10,420    100,000    100,000    100,000      4,859      6,686      9,212      4,679     6,506      9,032
   10       11,886    100,000    100,000    100,000      5,280      7,516     10,742      5,280     7,516     10,742

   11       13,425    100,000    100,000    100,000      5,673      8,362     12,409      5,673     8,362     12,409
   12       15,042    100,000    100,000    100,000      6,038      9,224     14,229      6,038     9,224     14,229
   13       16,739    100,000    100,000    100,000      6,365     10,093     16,208      6,365    10,093     16,208
   14       18,521    100,000    100,000    100,000      6,665     10,979     18,375      6,665    10,979     18,375
   15       20,392    100,000    100,000    100,000      6,929     11,875     20,741      6,929    11,875     20,741

   16       22,356    100,000    100,000    100,000      7,146     12,770     23,318      7,146    12,770     23,318
   17       24,419    100,000    100,000    100,000      7,327     13,675     26,141      7,327    13,675     26,141
   18       26,585    100,000    100,000    100,000      7,462     14,581     29,230      7,462    14,581     29,230
   19       28,859    100,000    100,000    100,000      7,541     15,480     32,608      7,541    15,480     32,608
   20       31,247    100,000    100,000    100,000      7,554     16,360     36,301      7,554    16,360     36,301

 age 60     45,102    100,000    100,000    100,000      6,486     20,369     61,016      6,486    20,369     61,056
 age 65     62,785    100,000    100,000    124,007      2,602     22,855    101,645      2,602    22,855    101,645

(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

         Policy 2

         No certificates are currently being sold.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type of each installment payment type of periodic payment plan certificate currently being issued by the trust.

         Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

         Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment type of periodic payment plan certificate outstanding as at the latest practicable date.

         Not applicable.

59.      Financial Statements:

         Financial Statements of the Trusts

         Financial Statements of the Accounts

         Policy 1

         The financial statements of IDS Life of New York at Dec. 31, 1996 and 1995, and for each of the three years in the period ended Dec. 31, 1996, and the individual and combined financial statements of the segregated asset subaccounts of IDS Life of New York Account 8 for Flexible Premium Variable Life Insurance, at Dec. 31, 1996, and for each of the three years in the period ended Dec. 31, 1996, except for the following subaccounts: YIT subaccount which is for each of the two years in the period ended Dec. 31, 1996, and the period Oct. 28, 1994 (commencement of operations) to Dec. 31, 1996, YGI and YNO subaccounts which are for the period Nov. 22, 1996 (commencement of operations) to Dec. 31, 1996, appearing in the prospectus have been audited by Ernst & Young, LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such firm as experts in accounting and auditing.

         Policy 2

         No financial statements have been filed for the Variable Account because it has not yet commenced operation, has no assets or liabilities, and has received no income nor incurred any expense.

         Financial Statements of the Depositor  [to be filed by amendment]

                                                 EXHIBITS

A. Copies of all exhibits required by paragraph A of instructions for Exhibits to Form N-8B-2.

     (1) Resolution of Board of Directors of IDS Life of New York authorizing the Trust filed electronically as Exhibit 1.A.(1) to Registrant's Form N-8B-2 Amendment No. 3, is incorporated herein by reference.

     (2)  Not applicable.

     (3)  (a) Not applicable.

          (b)  1)   Explanation  of  New  York  Sales  Agreements.  Filed  as an
                    Exhibit 1 to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

               2) Form of Personal Financial Planner's Agreement with IDS Financial Services Inc. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

               3) Form of Personal Financial Planner's Agreement with IDS Life Insurance Company of New York. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

               4) Form of "Field Trainer's" Rider to Personal Financial Planner's Agreement. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

               5) Form of District Manager's Rider to Personal Financial Planner's Agreement. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

               6) Form of "New York District Manager-Insurance" Rider to Personal Financial Planner's Agreement. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

               7) Form of Division Manager's Agreement with IDS Financial Services Inc. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

               8) Form of "New York Division Manager- Insurance" Rider to Division Manager's Agreement with IDS Financial Services Inc. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

               9) Form of Field President Agreement with American Express Financial Advisors Inc. Filed herewith as an Exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811-05213.

               10) Form of Recruiting and Training Manager License Agreement with IDS Life Insurance Company of New York. Filed herewith as an Exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811-05213.

               11) Form of Group Vice President Agreement with American Express Financial Advisors Inc. Filed herewith as an Exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811-05213.

               12) Form of IDS Paraplanner License Agreement with IDS Life Insurance Company of New York. Filed herewith as an Exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811-05213.

               13) Form of Variable Annuity and Life Insurance Distribution Agreement. Filed herewith as an exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811-05213.

                  Policy 1

                    Flexible Premium Variable Life Insurance Compensation: IDS Life of New York. Filed as an Exhibit for Policy 1 to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

                  Policy 2

                  To be filed by amendment.

     (4)  Not applicable.

     (5) (a) Flexible Premium Variable Life Insurance Policy. Filed as an Exhibit for Policy 1 to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

          (b) Flexible Premium Survivorship Variable Life Insurance Policy Filed herewith as an Exhibit for Policy 2 to Amendment No. 4 to Registration Statement to form N-8B-2 File No. 811-05213.

     (6) (a) Certificate of Incorporation of IDS Life of New York. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

          (b) By-laws of IDS Life of New York. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

     (7)  Not applicable.

     (8) (a) Investment Management and Services Agreement between IDS Life Insurance Company and IDS Life Series Fund, Inc. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

          (b) Investment Advisory Agreement between IDS Life Insurance Company and IDS. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

          (c) Reference Trust Indenture among Shearson Lehman Brothers Inc., the Bank of New York and Standard & Poors Corporation relating to the Shearson Lehman Brothers Stripped ("Zero Coupon") U.S. Treasury Securities Fund. Standard Terms and Conditions of Trust relating to the Shearson Lehman Brothers Stripped ("Zero Coupon") U.S. Treasury Securities Fund. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

          (d) Standard Terms and Conditions of Trust relating to the Shearson Lehman Brothers Stripped ("Zero Coupon") U.S. Treasury Securities Fund. Filed as an Exhibit for Policy 1 to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

          (e) Participation Agreement between AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., and IDS Life Insurance Company of New York, on behalf of itself and its separate accounts and American Express Financial Advisors Inc. Filed as an Exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811-05213.

          (f) Participation Agreement between IDS Life Insruance Company of New York and Putnam Capital Manager Trust and Putnam Mutual Funds Corp. filed herewith as an Exhibit to Amendment No. 4 to Registration Statement to form N-8B-2 File No. 811-05213.

          (g) Copy of Addendum to Investment Advisory Agreement dated January 1, 1995 between IDS Life Insurance Company and American Express Financial Corporation. Filed electronically herewith as an Exhibit to the Registration Statement to form N-8B-2 File No. 811-05213.

          (h) Copy of Addendum to Investment Management and Services Agreement dated October 28, 1994 between IDS Life Series Fund, Inc. and IDS Life Insurance Company. Filed electronically herewith as an Exhibit to the Registration Statement to form N-8B-2 File No. 811-05213.

     (9)  None.

     (10) (a) Application form for the Flexible Premium Variable Life Insurance Policy.*

          (b) Application form for Life and Disability Income Insurance filed electronically herewith.

     (11) Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies. Filed as an Exhibit to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.*

     (12) Director's   Power  of   Attorney   dated   March  12,   1997.   Filed
          electronically herewith as an Exhibit to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811- 05213.

B.       (1)      Not applicable.

         (2)      Not applicable.

C.       Not applicable.

* All of these exhibits are incorporated by reference to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.

         Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in Minneapolis, Minnesota on the 12th day of December, 1997.


IDS LIFE OF NEW YORK ACCOUNT 8



BY IDS LIFE INSURANCE COMPANY
OF NEW YORK (Depositor)


By /s/   Richard W. Kling*
         Richard W. Kling



By:
         Mary Ellyn Minenko



Attest:
         William A. Stoltzmann
         Counsel and Assistant Secretary
         IDS Life Insurance Company of New York

*Signed pursuant to Directors' Power of Attorney dated March 26, 1997 and is filed electronically herewith.